AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2010

REGISTRATION NOS. 333-__________

811-03240

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. [ ]

Post Effective Amendment No. [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 166 [X]

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THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

(EXACT NAME OF REGISTRANT)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

(NAME OF DEPOSITOR)

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(713) 831-3150

(DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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KATHERINE STONER, ESQ.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(NAME AND ADDRESS OF AGENT FOR SERVICE)

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It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485

[ ] on [date] pursuant to paragraph (b) of Rule 485

[ ] 60 days after filing pursuant to paragraph (a) (1) of Rule 485

[ ] on [date] pursuant to paragraph (a) (1) of Rule 485

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TITLE OF SECURITIES BEING REGISTERED: Units of interests in Separate Account A of The Variable Annuity Life Insurance Company under variable annuity contracts offered through the Independent Channel broker/dealers.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The Variable Annuity Life Insurance Company

Separate Account A

Units of Interest under Individual

Fixed and Variable Deferred Annuity Contracts

Retirement TBD

[ date ]

Prospectus

The Variable Annuity Life Insurance Company ("VALIC") offers Retirement TBD, comprising individual fixed and variable deferred annuity contracts (the "Contracts") for Individual Retirement Annuities ("IRAs"), Roth IRAs and rollovers from certain employer-sponsored qualified retirement plans. Nonqualified contracts are also available for certain after-tax arrangements that are not part of an employer's plan.

The Contracts permit Contract Owners to invest in and receive retirement benefits in one or more Fixed Account Options and/or an array of Variable Account Options described in this prospectus. If your Contract is a tax-deferred nonqualified annuity, those Variable Account Options that are invested in Mutual Funds available to the public outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans will not be available within your Contract.

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This prospectus provides information Contract Owners should know before investing in the Contracts and will help each make decisions for selecting various investment options and benefits. Please read and retain this prospectus for future reference.

A Statement of Additional Information, dated [ insert date ], contains additional information about the Contracts and is part of this prospectus. For a free copy call 1-800-448-2542. The table of contents for the Statement of Additional Information is shown at the end of this prospectus. The Statement of Additional Information has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Variable Account Options

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VALIC Company I Funds VALIC Company II Funds Public Funds

Asset Allocation Fund Aggressive Growth Lifestyle Fund SunAmerica 2020 High Watermark Fund

Blue Chip Growth Fund Capital Appreciation Fund Ariel Appreciation Fund

Broad Cap Value Income Fund Conservative Growth Lifestyle Fund Ariel Fund

Capital Conservation Fund Core Bond Fund Lou Holland Growth Fund

Core Equity Fund High Yield Bond Fund Vanguard Lifestrategy Conservative Growth Fund

Core Value Fund International Small Cap Equity Fund Vanguard Lifestrategy Growth Fund

Foreign Value Fund Large Cap Value Fund Vanguard Lifestrategy Moderate Growth Fund

Global Equity Fund Mid Cap Growth Fund Vanguard Long-Term Investment-Grade Fund

Global Real Estate Fund Mid Cap Value Fund Vanguard Long-Term Treasury Fund

Global Social Awareness Fund Moderate Growth Lifestyle Fund Vanguard Wellington Fund

Global Strategy Fund Money Market II Fund Vanguard Windsor II Fund

Government Securities Fund Small Cap Growth Fund

Growth Fund Small Cap Value Fund

Growth & Income Fund Socially Responsible Fund

Health Sciences Fund Strategic Bond Fund

Inflation Protected Fund

International Equities Fund

International Government Bond Fund

International Growth I Fund

Large Cap Core Fund

Large Capital Growth Fund

Mid Cap Index Fund

Mid Cap Strategic Growth Fund

Money Market I Fund

Nasdaq-100(R) Index Fund

Science & Technology Fund

Small Cap Aggressive Growth Fund

Small Cap Fund

Small Cap Index Fund

Small Cap Special Values Fund

Small-Mid Growth Fund

Stock Index Fund

Value Fund

Table of Contents

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Page

GLOSSARY OF TERMS 3

FEE TABLES 4

SELECTED PURCHASE UNIT DATA 8

HIGHLIGHTS 12

GENERAL INFORMATION 14

About the Contracts 14

About VALIC 14

About VALIC Separate Account A 15

Units of Interest 15

Distribution of the Contracts 15

FIXED AND VARIABLE ACCOUNT OPTIONS 15

Fixed Account Options 16

Variable Account Options 16

PURCHASE PERIOD 24

Account Establishment 24

When Your Account Will Be Credited 25

Purchase Units 25

Calculation of Value for Fixed Account Options 25

Calculation of Value for Variable Account Options 26

Stopping Purchase Payments 27

IncomeLOCK(R) 27

TRANSFERS BETWEEN INVESTMENT OPTIONS 29

During the Purchase Period -- Policy Against Market

Timing and Frequent Transfers 29

Communicating Transfer or Reallocation Instructions 30

Effective Date of Transfer 30

Transfers During the Payout Period 31

FEES AND CHARGES 31

Account Maintenance Charge 31

Surrender Charge 31

Amount of Surrender Charge 31

10% Free Withdrawal 31

Exceptions to Surrender Charge 32

Premium Tax Charge 32

Separate Account Charges 32

Separate Account Expense Reimbursements or Credits 33

Market Value Adjustment ("MVA") 33

IncomeLOCK 33

Other Charges 34

PAYOUT PERIOD 34

Fixed Payout 34

Assumed Investment Rate 34

Variable Payout 34

Combination Fixed and Variable Payout 35

Partial Annuitization 35

Payout Date 35

Payout Options 35

Payout Information 36

SURRENDER OF ACCOUNT VALUE 36

When Surrenders Are Allowed 36

Surrender Process 36

Amount That May Be Surrendered 36

Surrender Restrictions 37

Partial Surrenders 37

Systematic Withdrawals 37

Distributions Required by Federal Tax Law 37

IncomeLOCK 38

DEATH BENEFITS 41

The Process 41

Beneficiary Information 41

Spousal Beneficiaries 41

Beneficiaries Other Than Spouses 41

Special Information for Individual

Nonqualified Contracts 41

During the Purchase Period. 41

Interest Guaranteed Death Benefit 41

Standard Death Benefit 42

During the Payout Period 42

IncomeLOCK. 43

OTHER CONTRACT FEATURES 43

Changes That May Not Be Made .43

Change of Beneficiary 43

Contingent Owner 44

Cancellation -- The 20 Day "Free Look" 44

We Reserve Certain Rights 44

Relationship to Employer's Plan 44

VOTING RIGHTS 44

Who May Give Voting Instructions 44

Determination of Fund Shares Attributable to Your Account 44

During the Purchase Period 44

During the Payout Period or after a Death Benefit Has Been Paid 44

How Fund Shares Are Voted 44

FEDERAL TAX MATTERS 45

Types of Plans 45

Tax Consequences in General. 45

Effect of Tax-Deferred Accumulations 47

LEGAL PROCEEDINGS 48

FINANCIAL STATEMENTS 48

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION 49

APPENDIX TO THE PROSPECTUS -- INCOMELOCK WITHDRAWAL EXAMPLES 49

Glossary of Terms

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Unless otherwise specified in this prospectus, the words "we," "us," "our," "Company," and "VALIC" mean The Variable Annuity Life Insurance Company and the words "you" and "your" mean the Contract Owner, or the individual purchasing an individual Contract.

Other specific terms we use in this prospectus are:

Account Value -- the total sum of your Fixed Account Option and/or Variable Account Option that has not yet been applied to your Payout Payments.

Anniversary Value -- the Account Value on any Benefit Anniversary during the MAV Evaluation Period, minus any Ineligible Purchase Payments.

Annuitant -- the individual (in most cases, you) to whom Payout Payments will be paid.

Assumed Investment Rate --The rate used to determine your first monthly payout payment per thousand dollars of account value in your Variable Account Option.

Beneficiary -- the individual designated to receive Payout Payments upon the death of the Annuitant.

Benefit -- an optional guaranteed minimum withdrawal feature that is offered in this prospectus as "IncomeLOCK."

Benefit Anniversary -- a Benefit Anniversary is the first day of each Benefit Year.

Benefit Fase -- if you elect the Benefit at the time the Contract is issued, each Purchase Payment made within two years is added to the Benefit Base. If you elect the Benefit after the Contract is issued, the Benefit Base is equal to the Account Value on the Endorsement Date.

Benefit Year -- each consecutive one year period starting on the Endorsement Date and each Benefit Anniversary, and ending on the day before the next Benefit Anniversary.

Business Day -- any weekday that the New York Stock Exchange ("NYSE") is open for trading. Normally, the NYSE is open Monday through Friday through 4:00 p.m. Eastern time ("Market Close"). On holidays or other days when the NYSE is closed, such as Good Friday, the Company is not open for business.

Contract Owner -- the individual or entity to whom the Contract is issued.

Contract Year -- a 12 month period starting with the issue date of a Contract Owner's Contract certificate and each anniversary of that date.

Division -- the portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of VALIC Separate Account A.

Eligible Purchase Payments -- if you elect the Benefit at the time the Contract is issued, each Purchase Payment made within two years is an Eligible Purchase Payment. If IncomeLOCK is selected after Contract issue, then the Account Value at the time of election constitutes the Eligible Purchase Payment amount.

Endorsement Date -- the date that we issue the Benefit endorsement to your Contract.

Fixed Account Option -- an account that is guaranteed to earn at least a minimum rate of interest while invested in VALIC's general account.

Home Office -- located at 2929 Allen Parkway, Houston, Texas 77019.

Ineligible Purchase Payments -- if IncomeLOCK is selected at Contract issue, Ineligible Purchase Payments are those made more than two years later. If IncomeLOCK is selected after Contract issue, then any Purchase Payments we receive after your Endorsement Date are considered Ineligible Purchase Payments.

IncomeLOCK ® -- an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live, even if your Account Value has been reduced to zero.

Maximum Anniversary Value ("MAV") Evaluation Period -- the period beginning the date the Benefit Endorsement is issued and ends on the 10th Benefit Anniversary.

Maximum Annual Withdrawal Amount -- the maximum amount that may be withdrawn each Benefit Year and is an amount calculated as a percentage of the Benefit Base.

Minimum Withdrawal Period -- the minimum period over which you may take withdrawals under this feature, if withdrawals are not taken under the lifetime withdrawal option.

Mutual Fund or Fund -- the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

Payout Payments -- annuity payments withdrawn in a steady stream during the Payout Period.

Payout Period -- the time when you begin to withdraw your money in Payout Payments. This may also may be called the "Annuity Period."

Payout Unit -- a measuring unit used to calculate Payout Payments from your Variable Account Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Account Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the VALIC Separate Account A Division.

Proof of Death -- a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC.

Purchase Payments -- an amount of money you pay to VALIC to receive the benefits of a Contract.

Purchase Period -- the accumulation period or time between your first Purchase Payment and the beginning of your Payout Period (or surrender). Also may be called the "Accumulation Period."

Purchase Unit -- a unit of interest owned by you in your Variable Account Option.

Systematic Withdrawals -- payments withdrawn on a regular basis during the Purchase Period.

VALIC Separate Account A or Separate Account -- a segregated asset account established by VALIC under the Texas Insurance Code. The purpose of the VALIC Separate Account A is to receive and invest your Purchase Payments and Account Value in the Variable Account Option, if selected.

Variable Account Option -- investment options that correspond to Separate Account Divisions offered by the Contracts.

Fee Tables

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The following tables describe the fees and expenses that you may pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Investment Options.
Contract Owner Transaction Expenses
Maximum Surrender Charge (1)	5.00%
Maximum Per Loan Application Fee (loans available from 403(b) contracts only)	$60
State Premium Taxes (as a percentage of the amount annuitized)	0-3.5%

(1) The maximum surrender charge is the less or of 5% of the amount withdrawn or 5% of the Purchase Payments received within the past 60 months. Reductions in the surrender charge are available if certain conditions are met. See "Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges" and "Exceptions to Surrender Charge."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the Variable Account Option Fees and Expenses.

Separate Account Charges
Variable Account Option Maintenance Charge	$3.75 Per quarter
Mortality and Expense Risk Separate Account Charges for each Variable Account Option (1) (as percentage of assets invested):	Annual Separate Account Fee (%)
VALIC Company I
Asset Allocation Fund	1.85
Blue Chip Growth Fund	1.85
Broad Cap Value Income Fund	1.85
Capital Conservation Fund	1.85
Core Equity Fund	1.85
Core Value Fund	1.85
Foreign Value Fund	1.85
Global Equity Fund	1.85
Global Real Estate Fund	1.85
Global Social Awareness Fund	1.85
Global Strategy Fund	1.85
Government Securities Fund	1.85
Growth Fund	1.85
Growth & Income Fund	1.85
Health Sciences Fund	1.85
Inflation Protected Fund	1.85
International Equities Fund	1.85
International Government Bond Fund	1.85
International Growth I Fund	1.85
Large Cap Core Fund	1.85
Large Capital Growth Fund	1.85
Mid Cap Index Fund	1.85
Mid Cap Strategic Growth Fund	1.85
Money Market I Fund	1.85
Nasdaq-100(r) Index Fund	1.85
Science & Technology Fund	1.85
Small Cap Aggressive Growth Fund	1.85
Small Cap Fund	1.85
Small Cap Index Fund	1.85
Small Cap Special Values Fund	1.85
Small-Mid Growth Fund	1.85
Stock Index Fund	1.85
Value Fund	1.85
VALIC Company II
Aggressive Growth Lifestyle Fund	1.60
Capital Appreciation Fund	1.60
Conservative Growth Lifestyle Fund	1.60
Core Bond Fund	1.60
High Yield Bond Fund	1.60
International Small Cap Equity Fund	1.60
Large Cap Value Fund	1.60
Mid Cap Growth Fund	1.60
Mid Cap Value Fund	1.60
Moderate Growth Lifestyle Fund	1.60
Money Market II Fund	1.60
Small Cap Growth Fund	1.60
Small Cap Value Fund	1.60
Socially Responsible Fund	1.60
Strategic Bond Fund	1.60
Public Funds
SunAmerica 2020 High Watermark Fund, Class I	2.10
Ariel Appreciation Fund	1.85
Ariel Fund	1.85
Lou Holland Growth Fund, Investor Shares	1.85
Vanguard Lifestrategy Conservative Growth Fund, Investor Shares	2.10
Vanguard Lifestrategy Growth Fund, Investor Shares	2.10
Vanguard Lifestrategy Moderate Growth Fund, Investor Shares	2.10
Vanguard Long-Term Investment-Grade Fund, Investor Shares	1.85
Vanguard Long-Term Treasury Fund, Investor Shares	1.85
Vanguard Wellington Fund, Investor Shares	2.10
Vanguard Windsor II Fund, Investor Shares	2.10

(1) See "Purchase Unit Value" for a discussion of how the separate account charges impact the calculation of each Division's unit value.

Optional IncomeLOCK Fee

You may elect this optional living benefit feature as described below. The fee is calculated as a percentage of the Benefit Base.(1)
Fee Period	Annual Fee Percentage
All Years	0.70% (deducted quarterly)

(1) IncomeLOCK is an optional guaranteed minimum withdrawal benefit. If you elect this Benefit at the time the Contract is issued, each Purchase Payment made within two years is added to the Benefit Base. Otherwise, the Benefit Base is equal to the Account Value on the Endorsement Date. The fee will be calculated and deducted on a proportional basis from your Account Value on the last Business Day of each calendar quarter, starting on the first quarter following your Endorsement Date and ending upon termination of the Benefit.

The next table shows the minimum and maximum total operating expenses chaged by the Mutual Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Mutual Fund's fees and expenses is contained in the prospectus for each Mutual Fund.
Total Annual Mutual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the assets of a Mutual Fund, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.23%	1.76%*

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* The actual expense incurred by fund shareholders has been reduced due to an agreement that will continue indefinitely, subject to termination by the Board of Trustees. Fees may be contractually waived or reimbursed if the Total Annual Fund Operating Expenses exceed 1.18%.

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and the Variable Account Option fees and expenses. Each example assumes that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Neither example includes the effect of premium taxes upon annuitization, which, if reflected, would result in higher costs. Your actual costs may be higher or lower than the examples below.

The first set of examples assumes the maximum fees and expenses, including the maximum separate account charge of 2.10%, investment in a Variable Account Option with the highest total expenses (1.76%), and election of the optional IncomeLOCK feature at 0.70%. We have used the required Fund gross amount of 1.76% for the maximum fee example, even though, as noted above, the maximum fund fees used in this calculation are not the actual fees charged to fund shareholders.

(1) If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$911	$1,840	$2,776	$4,681

(2) If you annuitize your Contract (the IncomeLOCK feature terminates at annuitization):

1 Year	3 Years	5 Years	10 Years
$459	$1,384	$2,316	$4,681

(3) If you do not surrender your Contract:

1 Year	3 Years	5 Years	10 Years
$459	$1,384	$2,316	$4,681

The second set of examples assumes the minumum fees and expenses, including the minimum separate account charge of 1.60%, investment in a Variable Account Option with the lowest total expenses (0.23%), and that the optional IncomeLOCK feature is not elected.

(1) If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$567	$819	$1,054	$1,230

(2) If you annuitize your Contract:

1 Year	3 Years	5 Years	10 Years
$102	$319	$554	$1,230

(3) If you do not surrender your Contract:

1 Year	3 Years	5 Years	10 Years
$102	$319	$554	$1,230

Note: These examples should not be considered representative of past or future expenses for VALIC Separate Account A or for any Mutual Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

Selected Purchase Unit Data

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No selected purchase unit data is shown as Retirement TBD was not available December 31, 2009.

Highlights

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The Retirement TBD Fixed and Variable Annuity is a Contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a Contract. Purchase Payments may be invested in a variety of variable and fixed account options. Like all deferred annuities, the Contract has a Purchase Period and a Payout Period. During the Purchase Period, you invest money in your Contract. The Payout Period begins when you start receiving income payments from your annuity to provide for your retirement.

Purchase Requirements: Purchase Payments may be made at any time and in any amount, subject to plan, VALIC, or Internal Revenue Code of 1986, as amended ("Code") limitations. The minimum amount to establish a new Multi-Year Enhanced Option guarantee period (MVA Band), as described in the Contract, may be changed from time to time by the Company. The maximum single payment that may be applied to any account without prior Home Office approval is $750,000. For more information on Purchase Payments, refer to the "Purchase Period."

Right to Cancel: You may cancel your Contract within 21 days after receiving it (or whatever period is required in your state). We will return your original Purchase Payment or whatever your Contract is worth on the day that we receive your request, depending on your state law. See "Other Contract Features."

Expenses: There are fees and charges associated with the Contract. During the Purchase Period, if any portion of your account is invested in a Variable Account Option, a quarterly account maintenance charge of $3.75 is charged to your account. We also deduct insurance charges of up to 2.10% annually of the average daily value of your Contract allocated to the Variable Account Options. See the "Fee Tables" and "Fees and Charges."

IncomeLOCK: IncomeLOCK is an optional feature designed for rollover annuities to help you create a guaranteed income stream for a specified period of time that may last as long as you live, even if your Account Value has been reduced to zero (the "Benefit"). Thus, IncomeLOCK may offer protection of a sure stream of income in the event of a significant market downturn or if your Account Value declines due to unfavorable investment performance. Investment restrictions are described in the "Purchase Period" section of this prospectus.

The feature design provides for an automatic lock-in of the Contract's highest anniversary value (the maximum anniversary value or "MAV") during the first ten years from the endorsement effective date (the "Evaluation Period"). This feature guarantees lifetime withdrawals of an income stream in the manner described below, without annuitizing the Contract. If you decide not to take withdrawals under this feature, or you surrender your Contract, you will not receive the benefits of IncomeLOCK. You could pay for this feature and not need to use it. Likewise, depending on your Contract's market performance, you may never need to rely on IncomeLOCK.

IncomeLOCK is not available if you have an outstanding loan under the Contract. If you elect to take a loan after the Endorsement Date and while IncomeLock is still in effect, we will automatically terminate the Benefit.

Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing your Account Value. The withdrawals count toward the 10% you may remove each Contract Year without a surrender charge. Please see the "Fees and Charges" section of this prospectus.

Any withdrawals taken may be subject to a 10% IRS penalty tax if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our annuity service center. Withdrawals greater than the required minimum distributions ("RMD") determined solely with reference to this Contract and the benefits thereunder, without aggregating the Contract with any other contract or account, may reduce the benefits of this feature. In addition, if you have a qualified contract, tax law and the terms of the plan may restrict withdrawal amounts. Please see the "Surrender of Account Value" and "Federal Tax Matters" sections of this prospectus.

IncomeLOCK may be elected any time, provided you are age 75 or younger on the date of election. Please note that this feature and/or its components may not be available in your state. Please check with your financial advisor for availability and any additional restrictions. IncomeLOCK might not be appropriate for use with traditional or Roth IRAs and SEPs if you plan to make ongoing contributions. This is because the Benefit applies only to purchase payments made within the first two contract years if the Benefit is selected at Contract issue, or to the Account Value on the Endorsement Date if the Benefit is selected after Contract issue. We reserve the right to modify, suspend or terminate IncomeLOCK in its entirety or any component at any time for Contracts that have not yet been issued.

Federal Tax Information: Although deferred annuity contracts such as Retirement TBD can be purchased with after-tax dollars, they are primarily used in connection with retirement programs that already receive favorable tax treatment under federal law.

Annuities, custodial accounts and trusts used to fund tax-qualified retirement plans and programs (such as those established under Code sections 403(b) or 401(k) and IRAs) generally defer payment on taxes and earnings until withdrawal. If you are considering an annuity to fund a tax-qualified plan or program, you should know that an annuity generally does not provide additional tax deferral beyond the tax-qualified plan or program itself. Annuities, however, may provide other important features and benefits such as the income payout option, which means that you can choose to receive periodic payments for the rest of your life or for a certain number of years, and a minimum guaranteed death benefit, which protects your Beneficiaries if you die before you begin the income payout option. Before purchasing a deferred annuity for use in a qualified retirement plan or program, you should seek tax advice from your own tax advisor. For a more detailed discussion of these income tax provisions, see "Federal Tax Matters."

Surrender Charges: Under some circumstances, a surrender charge is deducted from your account. These situations are discussed in detail in the section of this prospectus entitled "Fees and Charges -- Surrender Charge." When this happens, the surrender charge is computed in two ways and you are charged whichever amount is less. The first amount is simply 5% of whatever amount you have withdrawn. The second amount is 5% of the contributions you have made to your account during the last 60 months.

Withdrawals from a Multi-Year Enhanced Option prior to the end of the applicable MVA term will be subject to a market value adjustment unless an exception applies. This may increase or reduce the amount withdrawn. However, the market value adjustment will not reduce the amount invested in the Multi-Year Enhanced Option below the guaranteed amount.

Withdrawals are always subject to your plan provisions and federal tax restrictions, which generally include a tax penalty on withdrawals made prior to age 59 1/2, unless an exception applies.

Access to Your Money: You may withdraw money from your Contract during the Purchase Period. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Payout Period are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. See "Surrender of Account Value" and "Federal Tax Matters."

Loans: Retirement TBD offers a tax-free loan provision for 403(b) rollover annuity contracts, which gives you access to your money in the Fixed Account Options (subject to a minimum loan amount of $1,000). The availability of loans is subject to federal and state government regulations, as well as your employer's plan provisions and VALIC policy. Generally, one loan per account will be allowed. Under certain, specific circumstances, a maximum of two loans per account may be allowed. VALIC reserves the right to change this limit. We may charge a loan application fee if permitted under state law. Keep in mind that tax laws restrict withdrawals prior to age 59 1/2 and a tax penalty may apply (including on a loan that is not repaid).

Transfers: There is no charge to transfer the money in your account among Retirement TBD's investment options. You may transfer your Account Values between Variable Account Options at any time during the Purchase Period, subject to certain rules.

Your Account Value in the Short-Term Fixed Account must remain there for at least 90 days before it can be transferred to other investment options. Up to 20% of your Fixed Account Plus Account Value may be transferred during each Contract Year to other investment options. If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed Account Plus within 90 days will receive a different rate of interest, than that paid for new Purchase Payments.

Amounts invested in a Multi-Year Enhanced Option may be transferred to another investment option at the end of an MVA term without application of a market value adjustment.

Once you begin receiving payments from your account (called the Payout Period), you may still transfer funds among Variable Account Options once each Contract Year.

Transfers can be made by calling VALIC's toll-free transfer service at 1-800-448-2542. For more information on account transfers, see "Transfers Between Investment Options."

Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis, or a combination of both. You may also choose from five different income options, including an option for income that you cannot outlive. See "Payout Period."

Death Benefits: Retirement TBD will pay death benefits during either the Purchase Period or the Payout Period. The Death Benefits are automatically included in your Contract for no additional fee. If death occurs during the

Purchase Period, Retirement TBD offers an interest-guaranteed death benefit or the standard death benefit. If death occurs during the Payout Period, your Beneficiary may receive a death benefit depending on the Payout Option selected. Please note that the death benefit provisions may vary from state to state. See "Death Benefits."

Inquiries: If you have questions about your Contract, call your financial advisor or contact us at 1-800-448-2542.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the Contract, as well as the risk of investing.

General Information

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About the Contracts

The Contracts were developed to help you save money for your retirement. The Contracts offer a combination of fixed and variable investment options that you, as a Contract Owner, may choose to invest in to help you reach your retirement savings goals. You should consider your personal risk tolerances and your retirement plan in choosing your investment options.

The retirement savings process with the Contracts will involve two stages: the accumulation Purchase Period, and the annuity Payout Period. The accumulation period is when you make contributions into the Contracts called "Purchase Payments." The Payout Period begins when you decide to annuitize all or a portion of your Account Value. You can select from a wide array of payout options including both fixed and variable payments. Rollovers into 403(b) plans may be subject to statutory restrictions on withdrawals under the new plan, as disclosed in the plan documents. Please refer to your plan document for guidance and any rules or restrictions regarding the accumulation or annuitization periods. For more information, see "Purchase Period" and "Payout Period."

About VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life Insurance Company of America Incorporated, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as Variable Annuity Life Insurance Company of Texas. On November 5, 1968, the name was changed to The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Retirement TBD. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, AIG Life Holdings (US), Inc., formerly American General Corporation ("ALH"), a holding company and VALIC's indirect parent company, was acquired by American International Group, Inc., a Delaware corporation. As a result, VALIC is an indirect, wholly-owned subsidiary of American International Group, Inc., a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities in the United States and abroad.

On March 4, 2009, AIG issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to AIG by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between AIG and the FRBNY. The Stock has preferential liquidation rights over AIG common stock, and, to the extent permitted by law, votes with AIG's common stock on all matters submitted to AIG's shareholders. The Trust has approximately 79.8% of the aggregate voting power of AIG's common stock and is entitled to approximately 79.8% of all dividends paid on AIG's common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. VALIC is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

About VALIC Separate Account A

When you direct money to the Contract's Variable Account Options, you will be sending that money through VALIC Separate Account A. You do not invest directly in the Mutual Funds made available in the Contract. VALIC Separate Account A invests in the Mutual Funds on behalf of your account. VALIC acts as self custodian for the Mutual Fund shares owned through the Separate Account. VALIC Separate Account A is made up of what we call "Divisions." Fifty-nine Divisions are available and represent the Variable Account Options in the Contract. Each of these Divisions invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the 1940 Act. Units of interest in VALIC Separate Account A are registered as securities under The Securities Act of 1933, as amended (the "1933 Act").

VALIC Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, VALIC Separate Account A may not be charged with the liabilities of any other Company operation. As stated in the Contract, the Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to the Contract be held exclusively for the benefit of the Contract owner, annuitants, and beneficiaries of the Contracts. The commitments under the Contracts are VALIC's, and AIG and ALH have no legal obligation to back these commitments.

Units of Interest

Your investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to VALIC Separate Account A.

Distribution of the Contracts

The principal underwriter and distributor for VALIC Separate Account A is American General Distributors, Inc. ("AGDI"), an affiliate of the Company. The Distributor's address is 2929 Allen Parkway, Houston, Texas 77019. The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of the Financial Industry Regulatory Authority, unless such broker-dealers are exempt from the broker-dealer registration requirements of The Securities Exchange Act of 1934, as amended. For more information about the Distributor, see "Distribution of Variable Annuity Contracts" in the Statement of Additional Information.

The broker-dealers who sell the Contracts will receive commissions for such sales. The agents may choose to receive 1) a 4% commission plus a 1% marketing allowance and a 1% trail (beginning in the 13th month); or 2) a commission that is not to exceed 6% up front plus a 1% marketing allowance and a 0% trail, in accordance with marketing and/or sales agreements with broker-dealers. The sales commissions and any marketing arrangements as described are paid by the Company and are not deducted from Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract. See also the "Fees and Charges" section in this prospectus.

Fixed and Variable Account Options

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The Contracts offer a choice from among several Variable Account Options and two Fixed Account Options.

This prospectus describes a Contract in which units of interest in VALIC's Separate Account A are offered. Retirement TBD will allow you to accumulate retirement dollars in Fixed Account Options and/or Variable Account Options. Variable Account Options are referred to as Divisions (subaccounts) in VALIC Separate Account A. Each Separate Account Division represents our investment in a different mutual fund. This prospectus describes only the variable aspects of Retirement TBD except where the Fixed Account Options are specifically mentioned. The purpose of Variable Account Options and Variable Payout Options is to provide you investment returns that are greater than the effects of inflation. We cannot, however, guarantee that this purpose will be achieved.

Fixed Account Options

Retirement TBD features two guaranteed fixed options that are each part of the general account assets of the Company. These assets are invested in accordance with applicable state regulations to provide fixed-rate earnings and guarantee safety of principal. The guarantees are backed by the claims-paying ability of the Company, and not the Separate Account. A tax-deferred nonqualified annuity may include the guaranteed fixed options. The Fixed Account Options are not subject to regulation under the 1940 Act and are not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to Fixed Account Options.

However, federal securities law does require such data to be accurate and complete.
Fixed Account Options	Investment Objective
Fixed Account Plus

This account provides fixed-return investment growth for the long-term. It is credited with interest at rates set by VALIC. The account is guaranteed to earn at least a minimum rate of interest as shown in your Contract. Your money may be credited with a different rate of interest depending on the time period in which it is accumulated. Purchase Payments allocated to a fixed account option will receive a current rate of interest. There are limitations on transfers out of this option. If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed Account Plus within 90 days will receive a different rate of interest, than that paid for new Purchase Payments.

Short-Term Fixed Account

This account provides fixed-return investment growth for the short-term. It is credited with interest at rates set by VALIC, which may be lower than the rates credited to Fixed Account Plus, above. The account is guaranteed to earn at least a minimum rate of interest as shown in your Contract. Your money may be credited with a different rate of interest depending on the time period in which it is accumulated.

Multi-Year Enhanced Option ("Multi-Year Option")

This account is a long-term investment option, providing a guaranteed interest rate for a guaranteed period (three, five, seven, or ten years) ("MVA Term"). Please see your Contract for minimum investment amounts and other requirements and restrictions. This option may not be available in all states and all MVA Terms may not be available. Please see your financial advisor for information on the MVA Terms that are currently offered.

Generally, for Retirement TBD, a current interest rate is declared at the beginning of each calendar month, and is applicable to new contributions received during that month. Interest is credited to the account daily and compounded at an annual rate. VALIC guarantees that all contributions received during a calendar month will receive that month's current interest rate for the remainder of the calendar year. Our practice, though not guaranteed, is to continue crediting interest at that same rate for such purchase payments for one additional calendar year. Thereafter, the amounts may be consolidated with contributions made during other periods and will be credited with interest at a rate which the Company declares annually on January 1 and guarantees for the remainder of the calendar year. The interest rates and periods may differ between the series of Retirement TBD. Some series of Retirement TBD may offer a higher interest rate on Fixed Account Plus. This interest crediting policy is subject to change, but any changes made will not reduce the current rate below your contractually guaranteed minimum or reduce monies already credited to the account.

Variable Account Options

The Contracts enable you to participate in Divisions that represent Variable Account Options, shown below, which are made available through VALIC Separate Account A.

Several of the Mutual Funds offered through VALIC's Separate Account A are also available to the general public (retail investors) outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans. These funds are listed in the front of the prospectus as "Public Funds." If your Contract is a tax-deferred Nonqualified annuity that is not part of your employer's retirement plan, those Variable Account Options that are invested in Public Funds will not be available within your Contract, due to Internal Revenue Code requirements concerning investor control. Therefore, Nonqualified annuities may invest only in VALIC Company I and II.

The Variable Account Options shown below include a brief description of each Fund, including its investment objective. We also show the investment adviser for each Fund, and investment sub-adviser, if applicable. PLEASE SEE THE SEPARATE FUND PROSPECTUSES FOR MORE DETAILED INFORMATION ON EACH FUND'S MANAGEMENT FEES AND TOTAL EXPENSES, INVESTMENT STRATEGY AND RISKS, AS WELL AS A HISTORY OF ANY CHANGES TO A FUND'S INVESTMENT ADVISER OR SUB-ADVISER. YOU SHOULD READ THE PROSPECTUSES CAREFULLY BEFORE INVESTING. ADDITIONAL COPIES ARE AVAILABLE FROM VALIC AT 1-800-448-2542 OR ONLINE AT WWW.VALIC.COM.

Shares of certain of the Mutual Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Mutual Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding, such as conflicts of interest due to differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Mutual Fund's prospectus.

Investors seeking to achieve long term retirement security generally are encouraged to give careful consideration to the benefits of a well balanced and diversified investment portfolio. As just one example, investing more than 20% of an investor's total retirement savings in any one company or industry may cause that individual's retirement savings to not be adequately diversified. Spreading those assets among different types of investments can help an investor achieve a favorable rate of return in changing market or economic conditions that may cause one category of assets or particular security to perform very well while causing another category of assets or security to perform poorly. Of course, diversification is not a guarantee of gains or against losses. However, it can be an effective strategy to help manage investment risk. The United States Department of Labor provides many plan sponsors and Contract Owners with helpful information about the importance of diversification at: www.dol.gov/ebsa/investing.html.

SunAmerica Asset Management Corp. is affiliated with the adviser, VALIC, due to common ownership.
Variable Account Options	Investment Objective	Adviser and Sub-Adviser
SunAmerica 2020 High Watermark Fund

The 2020 High Watermark Fund seeks capital appreciation to the extent consistent with preservation of capital investment gains in order to have a net asset value ("NAV") on its Protected Maturity Date at least equal to the Protected High Watermark Value. The High Watermark Fund seeks high total return as a secondary objective.

If you hold your Variable Investment Option Units until the Protected Maturity Date, you will be entitled to redeem your shares for no less than the highest value previously attained by the High Watermark Fund (minus a proportionate adjustment for all dividends and distributions paid subsequent to the High Watermark Fund reaching this value, and any extraordinary expenses, and increased by appreciation in share value subsequent to the last paid dividend or distribution). This is known as the Protected High Watermark Value.

The Protected Maturity Date for the 2020 High Watermark Fund is August 31, 2020.

If you may need access to your money at any point prior to the Protected Maturity Date, you should consider the appropriateness of investing in the High Watermark Fund.

Investors who redeem before the Protected Maturity Date will receive the current Purchase Unit value of the investment, which may be less than either the Protected High Watermark Value or the initial investment.

Adviser: Trajectory Asset Management LLC (SunAmerica Asset Management Corp. is the daily business manager.)
Ariel Appreciation Fund -- a series of Ariel Investment Trust

Seeks long-term capital appreciation by investing primarily in the series of Ariel Investment Trust stocks of medium-sized companies with market capitalizations between $2.5 billion and $15 billion at the time of initial purchase.

Adviser: Ariel Investments, LLC
Ariel Fund -- a series of Ariel Investment Trust

Seeks long-term capital appreciation by investing primarily in Investment Trust the stocks of small companies with a market capitalization generally between $1 billion and $5 billion at the time of initial purchase.

Adviser: Ariel Investments, LLC
Lou Holland Growth Fund

The fund primarily seeks long-term growth of capital. The receipt of dividend income is a secondary consideration. The fund will invest in a diversified portfolio of equity securities of mid-to large-capitalization growth companies.

Adviser: Holland Capital Management, LLC
Vanguard LifeStrategy Conservative Growth Fund

Seeks to provide current income and low to moderate capital appreciation. This is a fund of funds, investing in other mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to bonds, 20% to short-term fixed income investments, and 40% to common stocks. The fund's indirect bond holdings are a diversified mix of short-intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides hot to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Growth Fund

Seeks to provide capital appreciation and some current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. Its indirect bond holdings are adiversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides hot to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Moderate Growth Fund

Seeks to provide capital appreciation and a low to moderate level of current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. The fund's indirect bond holdings are a diversified mix of short-intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides hot to allocate the fund's assets among the underlying funds.
Vanguard Long-Term Investment-Grade Fund

Seeks to provide a high and sustainable level of current income by investing in a variety of high quality and, to a lesser extent, medium-quality fixed income securities. The fund is expected to maintain a dollar-weighted average maturity of 15 to 25 years.

Adviser: Wellington Management Company, LLP
Vanguard Long-Term Treasury Fund

Seeks to provide a high and sustainable level of current income by investing primarily in U.S. Treasury securities. The fund is expected to maintain a dollar-weighted average maturity of 15 to 30 years.

Adviser: The Vanguard Group, Inc.
Vanguard Wellington Fund

Seeks to provide long-term capital appreciation and reasonable current income by investing in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established medium- and large-sized companies. In choosing these companies, the Adviser seeks those that appear to be undervalued but which have prospects to improve. The fund also invests in investment grade corporate bonds, with some exposure to U.S. Treasury, government agency and mortgage-backed securities.

Adviser: Wellington Management Company, LLP
Vanguard Windsor II Fund	Seeks to provide long-term capital appreciation and income. The fund invests mainly in large- and mid-sized companies whose stocks are considered by an adviser to be undervalued.

Advisers: Armstrong, Shaw

Associates, Inc.; Barrow,

Hanley, Mewhinney &

Strauss, Inc.; Hotchkis and

Wiley Capital Management,

LLC; Lazard Asset

Management LLC; Sanders

Capital, LLC; and The

Vanguard Group, Inc.

VALIC COMPANY I
Asset Allocation Fund

Seeks maximum aggregate rate of return over the long term through controlled investment risk by adjusting its investment mix among stocks, long-term debt securities and short-term money market securities.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Blue Chip Growth Fund	Seeks long-term capital growth by investing in the common stocks of large and medium-sized blue chip growth companies. Income is a secondary objective.	Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
Broad Cap Value Income Fund

Seeks total return through capital appreciation with income as a secondary objective by investing primarily in equity securities of U.S. large- and medium-capitalization companies that are undervalued.

Adviser: VALIC Sub-Adviser: Barrow, Hanley, Mewhinney & Straus, Inc.
Capital Conservation Fund

Seeks the highest possible total return consistent with the preservation of capital through current income and capital gains on investments in intermediate- and long-term debt instruments and other income producing securities.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Core Equity Fund	Seeks long-term growth of capital through investment primarily in the equity securities of large-cap quality companies with long-term growth potential.	Adviser: VALIC Sub-Adviser: BlackRock Investment Management, LLC
Dividend Value Fund

Seeks capital growth by investing in common stocks, though the fund may invest in securities other than stocks. Income is a secondary objective. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of equity securities. Under normal circumstances, the Fund will invest at least 80% of its net assets in dividend paying equity securities. The Fund may invest in securities of companies with any market capitalization, but will generally focus on large cap securities.

Adviser: VALIC Sub-Adviser: BlackRock Investment Management, LLC and SunAmerica Asset Management Corp.
Variable Account Options	Investment Objective	Adviser and Sub-Adviser
Foreign Value Fund	Seeks long-term growth of capital by investing primarily in equity securities of companies located outside the U.S., including emerging markets.	Adviser: VALIC Sub-Adviser: Templeton Global Advisors Limited
Global Equity Fund	Seeks capital appreciation by investing primarily in equity securities of companies worldwide and of any market capitalization.	Adviser: VALIC Sub-Adviser: BlackRock Financial Management, Inc.
Global Real Estate Fund	Seeks high total return through long-term growth of capital and current income by investing primarily in a diversified portfolio of equity investments in real estate and real estate-related companies.	Adviser: VALIC Sub-Adviser: Invesco Advisers, Inc. and Goldman Sachs Asset Management, L.P.
Global Social Awareness Fund

Seeks to obtain growth of capital through investment, primarily in common stocks, in companies which meet the social criteria established for the fund. The fund will typically invest in stocks of large capitalization companies domiciled in the U.S., Europe, Japan and other developed markets. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of military weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; business practices or the production of products that have a severe impact on the environment; labor relations/labor disputes; or that have operations in countries with significant human rights concerns.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Global Strategy Fund	Seeks high total return by investing in equity securities of companies in any country, fixed income (debt) securities of companies and governments of any country, and in money market instruments.	Adviser: VALIC Sub-Adviser: Franklin Advisers, Inc. and Templeton Investment Counsel, LLC
Government Securities Fund	Seeks high current income and protection of capital through investments in intermediate- and long-term U.S. government and government-sponsored debt securities.	Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Growth Fund

Seeks long-term capital growth by using distinct investment strategies: a growth strategy (investing primarily in larger sized U.S. companies); a disciplined growth strategy utilizing quantitative management techniques; and a global growth strategy (investing primarily in equity securities of issuers located in developed countries world wide including the U.S.).

Adviser: VALIC Sub-Advisers: American Century Global Investment Management, Inc. and American Century Investment Management, Inc.
Growth & Income Fund	Seeks to provide long-term growth of capital and secondarily, current income, through investment in common stocks and equity-related securities.	Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Health Sciences Fund

Seeks long-term capital growth through investments primarily in the common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
Inflation Protected Fund

Seeks maximum real return, consistent with appreciation of capital and prudent investment management. The fund invests in inflation-indexed fixed income securities issued by U.S. and non-U.S. governments and corporations.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
International Equities Fund

Seeks to provide long-term growth of capital through investments primarily in a diversified portfolio of equity and equity-related securities of foreign issuers. The Sub-Adviser utilizes both passive and active investment strategies.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
International Government Bond Fund

Seeks high current income through investments primarily in investment grade debt securities issued or guaranteed by foreign governments. This fund is classified as "non-diversified" because it expects to concentrate in certain foreign government securities. Also, the fund attempts to have all of its investments payable in foreign securities. The fund may convert its cash to foreign currency.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
International Growth I Fund

Seeks capital growth through investments primarily in equity securities of issuers in developed foreign countries. The Sub- Adviser uses an investment strategy it developed to invest in stocks it believes will increase in value over time.

Adviser: VALIC Sub-Adviser: American Century Global Investment Management, Inc., Invesco Advisers, Inc. and Massachusetts Financial Services Company
Large Cap Core Fund

Seeks capital growth with the potential for current income by investing in the common stocks of large-sized U.S. companies (i.e., companies whose market capitalization falls within the range tracked in the Russell 1000(R) Index). The Sub-Adviser may invest in both growth and value-oriented equity securities.

Adviser: VALIC Sub-Adviser: Wells Capital Management Incorporated
Large Capital Growth Fund

Seeks to provide long-term growth of capital by investing in securities of large-cap companies that the Sub-Advisers believe have the potential for above-average growth in revenues and earnings (i.e., companies whose market capitalization falls within the range tracked in the Russell 1000(R) Index).

Adviser: VALIC Sub-Adviser: Invesco Advisers, Inc. and SunAmerica Asset Management Corp.
Mid Cap Index Fund

Seeks to provide growth of capital through investments primarily in a diversified portfolio of common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P MidCap 400(R) Index.

Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Mid Cap Strategic Growth Fund	Seeks long-term capital growth by investing primarily in growth- oriented equity securities of U.S. mid-cap companies and, to a limited extent, foreign companies.	Adviser: VALIC Sub-Adviser: Morgan Stanley Investment Management, Inc. and PineBridge Investments, LLC
Money Market I Fund	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Nasdaq-100® Index Fund

Seeks long-term capital growth through investments in the stocks that are included in the Nasdaq-100 Index(R). The fund is a non-diversified fund, meaning that it can invest more than 5% of its assets in the stock of one company. The fund concentrates in the technology sector, in the proportion consistent with the industry weightings in the Index.

Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Science & Technology Fund

Seeks long-term capital appreciation through investments primarily in the common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology. Several industries are likely to be included, such as electronics, communications, e commerce, information services, media, life sciences and health care, environmental services, chemicals and synthetic materials, defense and aerospace, nanotechnology, energy equipment and services and electronic manufacturing.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc., RCM Capital Management LLC and Wellington Management Company, LLP
Small Cap Aggressive Growth Fund	Seeks capital growth by investing in equity securities of small U.S. companies (i.e., companies whose market capitalization falls within the Russell 2000(R) Index).	Adviser: VALIC Sub-Adviser: Wells Capital Management Incorporated
Small Cap Fund

Seeks to provide long-term capital growth by investing primarily in the stocks of small companies, with market capitalizations at the time of purchase which fall 1) within or below range of companies in either the current Russell 2000(R) or S&P SmallCap 600(R) Indices, or 2) below the three-year average maximum market cap of companies in the index as of December 31 of the three preceding years.

Adviser: VALIC Sub-Adviser: Invesco Advisers, Inc., T. Rowe Price Associates, Inc. and Bridgeway Capital Management, Inc.
Small Cap Index Fund

Seeks to provide growth of capital through investment primarily in a diversified portfolio of common stocks that, as a group, the Sub-Adviser believes may provide investment results closely corresponding to the performance of the Russell 2000(R) Index.

Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Small Cap Special Values Fund

Seeks to produce growth of capital by investing primarily in common stocks of small U.S. companies. The Sub-Advisers look for significantly undervalued companies that they believe have the potential for above-average appreciation with below-average risk.

Adviser: VALIC Sub-Adviser: Dreman Value Management, LLC and Wells Capital Management Incorporated
Small-Mid Growth Fund

Seeks to achieve its investment goal by investing primarily in stocks of U.S. companies with small and medium market capitalizations that the Sub-Adviser believes have the potential for above average growth.

Adviser: VALIC Sub-Adviser: Wells Capital Management Incorporated
Stock Index Fund	Seeks long-term capital growth through investment in common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P 500(R) Index.	Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Value Fund	Seeks capital appreciation through investments primarily in common stocks of large U.S. companies, focusing on value stocks that the Sub-Adviser believes are currently undervalued by the market.	Adviser: VALIC Sub-Adviser: OppenheimerFunds, Inc.
VALIC COMPANY II
Aggressive Growth Lifestyle Fund

Seeks growth through investments in a combination of the

different funds offered in VALIC Company I and VALIC

Company II. The indirect holdings for this fund of funds are primarily in equity securities of domestic and foreign companies of any market capitalization, and fixed-income securities of domestic issuers.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Capital Appreciation Fund	Seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of stocks and other equity securities of U.S. companies.	Adviser: VALIC Sub-Adviser: Bridgeway Capital Management, Inc.
Conservative Growth Lifestyle Fund

Seeks current income and low to moderate growth of capital through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. The indirect holdings for this fund of funds are primarily in fixed-income securities of domestic and foreign issuers and equity securities of domestic companies.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Core Bond Fund

Seeks the highest possible total return consistent with the conservation of capital through investments in medium- to high quality fixed income securities. These securities include corporate debt securities of domestic and foreign companies, securities issued or guaranteed by the U.S. government, and mortgage-backed, or asset-backed securities.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
High Yield Bond Fund

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of high yielding, high risk fixed income securities. These securities are below-investment-grade and are commonly referred to as junk bonds.

Adviser: VALIC Sub-Adviser: Wellington Management Company, LLP
International Small Cap Equity Fund	Seeks to provide long-term capital appreciation through equity and equity-related securities of small cap companies throughout the world, excluding the U.S.	Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC and Invesco Advisers, Inc.
Large Cap Value Fund

Seeks to provide total returns that exceed over time the Russell 1000(R) Value Index through investment in equity securities. The Russell 1000(R) Value Index is a sub-index of the Russell 3000(R) Index, which follows the 3,000 largest U.S. companies, based on total market capitalization.

Adviser: VALIC Sub-Adviser: The Boston Company Asset Management, LLC and Janus Capital Management, LLC
Mid Cap Growth Fund

Seeks long-term capital appreciation principally through

investments in medium-capitalization equity securities, such as common and preferred stocks and securities convertible into common stocks. The Sub-Adviser defines mid-sized companies as companies that are included in the Russell MidCap(R) Index.

Adviser: VALIC Sub-Adviser: Invesco Advisers, Inc.
Mid Cap Value Fund

Seeks capital growth, through investment in equity securities of medium capitalization companies using a value-oriented investment approach. Mid-capitalization companies include companies with a market capitalization equaling or exceeding $500 million, but not exceeding the largest market capitalization of the Russell MidCap(R) Index range.

Adviser: VALIC Sub-Adviser: FAF Advisors, Inc. and Wellington Management Company, LLP
Moderate Growth Lifestyle Fund

Seeks growth and current income through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds indirect holdings are primarily in domestic and foreign fixed-income securities and equity securities of domestic large-capitalization companies.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC
Money Market II Fund	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Small Cap Growth Fund

Seeks long-term capital growth through investments primarily in the equity securities of small companies with market caps at the time of purchase, equal to or less than the largest company in the Russell 2000(R) Index during most recent 12-month period.

Adviser: VALIC Sub-Adviser: JPMorgan Investment Management Inc.
Small Cap Value Fund

Seeks to provide maximum long-term return, consistent with reasonable risk to principal, by investing primarily in securities of small-capitalization companies in terms of revenue and/or market capitalization. Small-cap companies are companies whose market capitalization is equal to or less than the largest company in the Russell 2000(R) Index during the most recent 12-month period.

Adviser: VALIC Sub-Adviser: JPMorgan Investment Management Inc., SunAmerica Asset Management Corp. and Metropolitan West Capital Management, LLC
Socially Responsible Fund

Seeks to obtain growth of capital through investment, primarily in equity securities, of U.S. companies which meet the social criteria established for the fund. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; business practices or the production of products that significantly pollute the environment; labor relations/labor disputes; or significant workplace violations.

Adviser: VALIC Sub-Adviser: SunAmerica Asset Management Corp.
Strategic Bond Fund

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of income producing securities. The fund invests in a broad range of fixed-income securities, including investment grade bonds, U.S. government and agency obligations, mortgage-backed securities, and U.S., Canadian, and foreign high risk, high yield bonds.

Adviser: VALIC Sub-Adviser: PineBridge Investments, LLC

A detailed description of the fees, investment objective, strategy, and risks of each Mutual Fund can be found in the current prospectus for each Fund mentioned. These prospectuses are available at www.valic.com.

Purchase Period

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The Purchase Period begins when your first Purchase Payment is made and continues until you begin your Payout Period. This period may also be called the accumulation period, as you save for retirement. Changes in the value of each Fixed and Variable Account Option are reflected in your overall Account Value. Thus, your investment choices and their performance will affect the total Account Value that will be available for the Payout Period. The amount, number, and frequency of your Purchase Payments may be determined by the retirement plan for which your Contract was purchased. The Purchase Period will end upon death, upon surrender, or when you complete the process to begin the Payout Period.

Account Establishment

You may establish an account through a financial advisor. Initial Purchase Payments must be received by VALIC either with, or after, a completed application. Purchase Payments can be made by you for IRAs and certain nonqualified Contracts or in the form of a rollover into a 403(b) Contract (collectively, "individual contracts").

The maximum single payment that may be applied to any account without prior Home Office approval is $750,000.00. Minimum initial and subsequent Purchase Payments are as follows:
Contract Type	Initial Payment	Subsequent Payment
Periodic Payment	$30	$30
Single Payment	$1,000	-0-

Periodic Payment minimums apply to each Periodic Payment made. The Single Payment minimum applies to each of your accounts.

When an initial Purchase Payment is accompanied by an application, within 2 Business Days we will:

. Accept the application and establish your account. We will also apply your Purchase Payment by crediting t he amount, on the date we accept your application, to the Fixed or Variable Account Option selected; or

. Reject the application and return the Purchase Payment; or

. Request additional information to correct or complete the application. In the case of an individual variable annuity Contract, we will return the Purchase Payments within 5 Business Days if the requested information is not provided, unless you otherwise so specify. Once you provide us with the requested information, we will establish your account and apply your Purchase Payment, on the date we accept your application, by crediting the amount to the Fixed or Variable Account Option selected.

If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

When your Account Will Be Credited

A Purchase Payment must be "in good order" before it can be posted to your account. "In good order" means that all required information and/or documentation has been supplied and that the funds (check, wire, or ACH) clearly identify the individual Social Security Number ("SSN") to which they are to be applied. Purchase Payments for individual contracts must include the name, SSN, and the source of the funds (for example, transfer, rollover, or a contribution for a particular tax year).

If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt. Purchase Payments in good order received after Market Close will be credited the next Business Day.

Please note that if the Purchase Payment is not in good order, the individual will be notified promptly. No amounts will be posted to any accounts until all issues with the Purchase Payment have been resolved. If a Purchase Payment is not received in good order, the purchase amounts will be posted effective the date all required information is received.

Purchase Units

A Purchase Unit is a unit of interest owned by you in your Variable Account Option. Purchase Unit values are calculated each Business Day following Market Close. Note that the NYSE is closed on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Purchase Units may be shown as "Number of Shares" and the Purchase Unit Values may be shown as "Share Price" on some account statements. See "Purchase Unit Value" in the SAI for more information and an illustration of the calculation of the unit value.

Calculation of Value for Fixed Account Options

The Fixed Account Plus and the Short-Term Fixed Accounts are part of the Company's general assets. The Multi-Year Option may be invested in either the general assets of the Company or in a separate account of the Company, depending upon state requirements. You may allocate all or a portion of your Purchase Payment to the Fixed Account Options listed in the "General Information" section in this prospectus. Purchase Payments you allocate to these Fixed Account Options are guaranteed to earn at least a minimum rate of interest. Interest is paid on each of the Fixed Account Options at declared rates, which may be different for each option. With the exception of a market value adjustment, which generally will be applied to withdrawals or transfers from a Multi-Year Option prior to the end of an MVA term, we bear the entire investment risk for the Fixed Account Options. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets. The minimum amount to establish each new Multi-Year Option guarantee period (MVA Band), as described in the Contract, may be changed from time to time by the Company.

The value of your Fixed Account Option is calculated on a given Business Day as shown below:

Value of Your Fixed Account Options*

= (EQUALS)

All Purchase Payments made to the Fixed Account Options

+ (PLUS)

Amounts transferred from Variable Account Options to the

Fixed Account Options

+ (PLUS)

All interest earned

- (MINUS)

Amounts transferred or withdrawn from Fixed Account

Options (including applicable fees and charges)

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* This value may be subject to a market value adjustment under the Multi-Year Option.

Calculation of Value for Variable Account Options

You may allocate all or a portion of your Purchase Payments to the Variable Account Options listed in this prospectus as permitted by your retirement program. An overview of each of the Variable Account Options may be found in the "General Information, Variable Account Options" section in this prospectus and in each Mutual Fund's prospectus. The Purchase Unit Value of each Variable Account Option will change daily depending upon the investment performance of the underlying Mutual Fund (which may be positive or negative) and the deduction of the Separate Account Charges. See "Fees and Charges." Your account will be credited with the applicable number of Purchase Units. If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt and will receive that Business Day's Purchase Unit value. Purchase Payments in good order received by our bank after Market Close will be credited the next Business Day and will receive the next Business Day's Purchase Unit value. Because Purchase Unit values for each Mutual Fund change each Business Day, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of your account may be worth more or less at retirement or withdrawal.

During periods of low short-term interest rates, and in part due to Contract fees and expenses, the yield of the Money Market I or II Fund may become extremely low and possibly negative. If the daily dividends paid by the underlying mutual fund are less than the daily portion of the separate account charges, the Purchase Unit Value will decrease. In the case of negative yields, your investment in the Money Market I or II Fund will lose value.

Stopping Purchase Payments

Purchase Payments may be stopped at any time. Purchase Payments may be resumed at any time during the Purchase Period. The value of the Purchase Units will continue to vary, and your Account Value will continue to be subject to charges. The Account Value will be considered surrendered when you begin the Payout Period. You may not make Purchase Payments during the Payout Period.

If both your Account Value and Purchase Payments (less any withdrawals) fall below $300, and you do not make any Purchase Payments for at least a two year period, we may close the account and pay the Account Value to the Contract Owner. We will not assess a surrender charge in this instance. Any such account closure will be subject to applicable distribution restrictions under the Contract.

IncomeLOCK

IncomeLOCK is a living benefit option available with VALIC's Retirement TBD Fixed and Variable Annuity Contracts. It is a guaranteed minimum withdrawal benefit that protects against market downturns and allows you to receive an income based on your Contract's highest anniversary value during the benefit's first 10 years, as more fully described below. Please check with your financial advisor for availability.

IncomeLOCK automatically locks-in the highest Anniversary Value (the MAV) during the first 10 years after it is elected (each, a "Benefit Year") and guarantees annual withdrawals based on the MAV over the period that the Benefit is in effect. You may be able to extend the MAV Evaluation Period for an additional ten years as discussed below (an "Extension"). Additionally, you may take withdrawals over the lifetime of the owner as more fully described below.

Under the IncomeLOCK living benefit option, We require that you allocate your investments in accordance with the minimum and maximum percentages below. You may combine Variable Portfolios from Groups A, B and C to create your personal investment portfolio.
Investment Group	Investment Restrictions		Variable Portfolios and/or Fixed Accounts
	Minimum	Maximum
Group A: Bond, Cash and Fixed Accounts	20%	100%

Fixed Account Plus

Short-Term Fixed Account

Capital Conservation Fund

Core Bond Fund

Government Securities Fund

Inflation Protected Fund

International Government Bond Fund

Money Market I Fund

Money Market II Fund

Strategic Bond Fund

Vanguard Long-Term Investment Grade Fund

Vanguard Long-Term Treasury Fund

Group B: Equity Maximum	0%	70%

Aggressive Growth Lifestyle Fund

Asset Allocation Fund

Blue Chip Growth

Broad Cap Value Income Fund

Capital Appreciation Fund

Conservative Growth Lifestyle Fund

Core Equity Fund

Dividend Value Fund

Foreign Value Fund

Global Equity Fund

Global Social Awareness Fund

Global Strategy Fund

Growth Fund

Growth & Income Fund

High Yield Bond Fund

International Equities Fund

International Growth I Fund

Large Cap Core Fund

Large Capital Growth Fund

Large Cap Value Fund

Lou Holland Growth Fund

Mid Cap Index Fund

Mid Cap Value Fund

Moderate Growth Lifestyle Fund

Socially Responsible Fund

Stock Index Fund

Value Fund

Vanguard LifeStrategy Conservative Growth Fund

Vanguard LifeStrategy Growth Fund

Vanguard LifeStrategy Moderate Growth Fund

Vanguard Wellington Fund

Vanguard Windsor II Fund

Group C: Limited Equity	0%	10%

Ariel Appreciation Fund

Ariel Fund

Global Real Estate Fund

Health Sciences Fund

International Small Cap Equity Fund

Mid Cap Growth Fund

Mid Cap Strategic Growth Fund

Nasdaq-100(R) Index Fund

Science and Technology Fund

Small Cap Aggressive Growth Fund

Small Cap Fund

Small Cap Growth Fund

Small Cap Index Fund

Small Cap Special Values Fund

Small Cap Value Fund

Small-Mid Growth Fund

We will automatically enroll you in an automatic asset rebalancing program, with quarterly rebalancing, because market performance and withdrawal activity may result in your Contract's allocations going outside these restrictions. The company will also initiate immediate rebalancing in accordance with your automatic asset rebalancing instructions, after any of the following transactions:

. Any transfer or reallocation you initiate; or

. Any withdrawal you initiate.

If you initiate any transfer or reallocation, you must also at that time modify the automatic asset rebalancing instructions. Automatic transfers or systematic withdrawals will not result in immediate rebalancing but will wait until the next scheduled quarterly rebalancing.

Each quarter, we will rebalance the Contract in accordance with the most current automatic asset rebalancing instructions on file. If at any point for any reason, the automatic asset rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next balancing.

You may modify the automatic asset rebalancing instructions at any time as long as they are consistent with the investment requirements. If IncomeLOCK is cancelled or terminated and the Contract remains in-force, investment restrictions will no longer apply.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. The company may also revise the investment requirements for any existing Contract to the extent variable or fixed investment options are added, deleted, substituted, merged or otherwise reorganized. The Company will notify you of any changes to the investment requirements.

The Benefit's components and value may vary depending on when the first withdrawal is taken, the age of the owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after the benefit anniversary following your 65th birthday and your withdrawals do not exceed the maximum annual withdrawal percentage of 5% in any Benefit Year. You may begin taking withdrawals under the Benefit immediately following the date the Endorsement is issued for your Contract (the "Endorsement Date"). See "Surrender of Account Value" for more information regarding the effects of withdrawals on the components of the Benefit and a description of the effect of RMDs on the Benefit.

The table below is a summary of the IncomeLOCK feature and applicable components of the Benefit.
Time of First Withdrawal	Maximum Annual Withdrawal Percentage Prior to any Extension	Initial Minimum Withdrawal Period Prior to Any Extension	Maximum Annual Withdrawal Percentage if Extension is Elected
Before 5th Benefit Year anniversary.......	5%	20 Years	5%
On or after 5th Benefit Year anniversary.......	7	14.28 Years	7
On or after 10th Benefit Year anniversary.......	10	10 years	7
On or after 20th Benefit Year anniversary.......	10	10 Years	10
On or after the Benefit Anniversary following the Contract owner's 65th birthday..........	5	Life of the Contract owner*	5

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* Lifetime withdrawals are available so long as your withdrawals remain within the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year, and if the excess is not solely a result of RMDs attributable to this Contract, lifetime withdrawals will no longer be available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

Calculation of the value of each component of the Benefit

First, we determine the Benefit Base. If IncomeLOCK is selected after Contract issue, the initial Benefit Base is equal to the Account Value on the Endorsement Date, which must be at least $50,000. We reserve the right to limit the Account Value that will be considered in the initial Benefit Base to $1 million without our prior approval. If IncomeLOCK is selected at Contract issue, the initial Benefit Base is equal to the initial Purchase Payment, which must be at least $50,000. In addition, if IncomeLOCK is selected at Contract issue, the amount of Purchase Payments received during the first two years after your Endorsement Date will be considered Eligible Purchase Payments and will immediately increase the Benefit Base. Any Purchase Payments we receive after your Endorsement Date, if IncomeLOCK is selected after Contract issue (or more than two years after your Endorsement Date, if IncomeLOCK is selected at Contract issue) are considered Ineligible Purchase Payments. Eligible Purchase

Payments are limited to $1 million without our prior approval.

On each Benefit Anniversary throughout the MAV Evaluation Period, the Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current Benefit Base and any previous year's Anniversary Value. Other than reductions made for withdrawals (including excess withdrawals), the Benefit Base will only be adjusted upwards. Note that during the MAV Evaluation Period the Benefit Base will never be lowered if Anniversary Values decrease as a result of investment performance. For effects of withdrawals on the Benefit Base, see the "Surrender of Account Value" section in this prospectus.

Second, we consider the Maximum Anniversary Value (MAV) Evaluation Period, which begins on the Endorsement Date (the date that we issue the Benefit Endorsement to your Contract) and ends on the 10th anniversary of the Endorsement Date. Upon the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

Third, we determine the Anniversary Value, which equals your Account Value on any Benefit Anniversary during the MAV Evaluation Period, minus any Ineligible Purchase Payments. Note that the earnings on Ineligible Purchase Payments, however, are included in the Anniversary Value.

Fourth, we determine the Maximum Annual Withdrawal Amount, which represents the maximum amount that may be withdrawn each Benefit Year without creating an excess withdrawal and is an amount calculated as a percentage of the Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal, or, for lifetime withdrawals, the age of the owner when the first withdrawal is taken. Applicable percentages are shown in the IncomeLOCK summary table above. If the

Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that Benefit Anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new Benefit Base. If the Benefit Base is increased as a result of Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

Lastly, we determine the Minimum Withdrawal Period, which is the minimum period over which you may take withdrawals under this feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin, and is re-calculated when the Benefit Base is adjusted to a higher Anniversary Value by dividing the Benefit Base by the Maximum Annual Withdrawal Amount. Please see the IncomeLOCK summary table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to Excess Withdrawals. For effects of withdrawals on the Minimum Withdrawal Period, see the Minimum Withdrawal Period chart below in the "Surrender of Account Value" section of this prospectus.

Cancellation of IncomeLOCK

IncomeLOCK may be cancelled on the 5th Benefit Anniversary, the 10th Benefit Anniversary, or any Benefit Anniversary thereafter. Once IncomeLOCK is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not extend the MAV Evaluation Period and you may not re-elect IncomeLOCK after cancellation.

Automatic Termination of IncomeLOCK

The feature automatically terminates upon the occurrence of one of the following:

1. The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or

2. Full or partial annuitization of the Contract; or

3. Full surrender of the Contract; or

4. A death benefit is paid, or

5. You elect to take a loan from the Contract; or

6. Your spousal Beneficiary elects to continue the Contract without IncomeLOCK.

We also reserve the right to terminate the feature if Withdrawals in excess of the Maximum Annual Withdrawal amount in any Benefit Year reduce the Benefit Base by 50% or more.

Lifetime withdrawals will not be available in the event of:

1. An ownership change which results in a change of the older owner;* or

2. Withdrawals prior to the Benefit Anniversary following the 65th birthday of the owner; or

3. Death of the owner; or

4. A withdrawal in excess of the 5% Maximum Annual Withdrawal Amount.**

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* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** However, if an RMD withdrawal for this Contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated as long as withdrawals of RMDs are determined solely with reference to this Contract and the benefits thereunder, without aggregating the Contract with any other contract or account. See the "Surrender of Account Value" section in this prospectus.

Transfers Between Investment Options

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You may transfer all or part of your Account Value between the various Fixeand Variable Account Options in Retirement TBD without a charge. Transfers may be made during the Purchase Period or during the Payout Period, subject to certain restrictions. WE RESERVE THE RIGHT TO LIMIT THE NUMBER, FREQUENCY (MINIMUM PERIOD OF TIME BETWEEN TRANSFERS) OR DOLLAR AMOUNT OF TRANSFERS YOU CAN MAKE AND TO RESTRICT THE METHOD AND MANNER OF PROVIDING OR COMMUNICATING TRANSFERS OR REALLOCATION INSTRUCTIONS. You will be notified of any changes to this policy through newsletters or information posted on www.valic.com.

DURING THE PURCHASE PERIOD -- POLICY AGAINST MARKET TIMING AND FREQUENT TRANSFERS

VALIC has a policy to discourage excessive trading and market timing. Our investment options are not designed to accommodate short-term trading or "market timing" organizations, or individuals engaged in certain trading strategies, such as programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of a mutual fund. These trading strategies may be disruptive to mutual funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover. Excessive trading also raises fund expenses, such as recordkeeping and transaction costs, and harms fund performance. Further, excessive trading of any amount, including amounts less than $5,000, harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share.

Accordingly, VALIC implemented certain policies and procedures intended to hinder short-term trading. If an investor sells fund shares valued at $5,000 or more, whether through an exchange, transfer, or any other redemption, the investor will not be able to make a purchase of $5,000 or more in that same fund for 30 calendar days.

This policy applies only to investor-initiated trades of $5,000 or more, and does not apply to the following:

. Purchase transactions involving transfers of assets or rollovers;

. Retirement plan contributions, loans, and distributions (including hardship withdrawals);

. Roth IRA conversions or IRA recharacterizations;

. Systematic purchases or redemptions; or

. Trades of less than $5,000.

As described in a fund's prospectus and statement of additional information, in addition to the above, fund purchases, transfers and other redemptions may be subject to other investor trading policies, including redemption fees, if applicable. Certain funds may set limits on transfers in and out of a fund within a set time period in addition to or in lieu of the policy above.

We intend to enforce these investor trading policies uniformly. We make no assurances, however, that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the investment options and dilution of long-term performance returns. Thus, an investor's account value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

The Fixed Account Options are subject to additional restrictions:
Fixed Account Option	Value	Frequency	Other Restrictions
Fixed Account Plus:	Up to 20% per Contract Year 100%	At any time

If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed Account Plus within 90 days may receive a different rate of interest than your new Purchase Payments.

If Account Value is less than or equal to $500.

Short-Term Fixed Account:	Up to 100%	At any time	After a transfer into the Short-Term Fixed Account, you may not make a transfer from the Short-Term Fixed Account for 90 days.(1)
Multi-Year Option:	Up to 100%	At any time	Withdrawals or Transfers subject to market value adjustment if prior to the end of an MVA term. Each MVA Band will require a minimum transfer amount, as described in the Contract.(2)

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  VALIC may change this holding period at any time in the future, but it will never be more than 180 days.
  The minimum transfer amount may be changed from time to time by the Company.

Contracts issued in connection with certain plans or programs may have different transfer restrictions due to the higher interest rates offered on Fixed Account Plus. From time to time we may waive the 20% transfer restriction on Fixed Account Plus for transfers to the Multi-Year Option or to other investment options.

Communicating Transfer Reallocation Instructions

Transfer instructions may be given by telephone, through the internet (VALIC Online), using the self-service automated phone system (VALIC by Phone), or in writing. We encourage you to make transfers or reallocations using VALIC Online or VALIC by Phone for most efficient processing. We will send a confirmation of transactions to the Contract Owner within five days from the date of the transaction. It is your responsibility to verify the information shown and notify us of any errors within 30 calendar days of the transaction.

Generally, no one may give us telephone instructions on your behalf without your written or recorded verbal consent. Financial advisors or authorized broker-dealer employees who have received Contract Owner permission to perform a Contract Owner-directed transfer of value via the telephone or internet will follow prescribed verification procedures.

When receiving instructions over the telephone or online, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or online. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Effective Date of Transfer

The effective date of a transfer will be:

. The date of receipt, if received in our Home Office before Market Close; otherwise,

. The next date values are calculated.

Transfers During Payout Period

During the Payout Period, transfer instructions must be given in writing and mailed to our Home Office. Transfers may be made between the Contract's investment options subject to the following limitations:
Payout Option	% of Account Value	Frequency
Variable Payout:	Up to 100%	Once every 365 days
Combination Fixed and Variable Payout:	Up to 100% of money in variable option payout	Once every 365 days
Fixed Payout:	Not permitted	N/A

Fees and Charges

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By investing in Retirement TBD, you may be subject to these fees and charges:

. Account Maintenance Charge

. Surrender Charge

. Premium Tax Charge

. Separate Account Charges

. Market Value Adjustment

. IncomeLOCK

. Other Tax Charges

These fees and charges are applied to the Fixed and Variable Account Options in proportion to the Account Value as explained below. Unless we state otherwise, we may profit from these fees and charges. For additional information about these fees and charges, see the "Fee Tables." In addition, certain charges may apply to the Multi-Year Option, which are discussed at the end of this section. More detail regarding Mutual Fund fees and expenses may be found in the prospectus for each Mutual Fund, available at www.valic.com.

Account Maintenance Charge

During the Purchase Period an account maintenance charge of $3.75 will be deducted on the last Business Day of each calendar quarter if any of your money is invested in the Variable Account Options. We will sell Purchase Units from your account to pay the account maintenance charge. If all your money in the Variable Account Options is withdrawn, or transferred to a Fixed Account Option, the charge will be deducted at that time. The charge will be assessed equally among the Variable Account Options that make up your Account Value. We do not charge an account maintenance charge during the Payout Period.

The account maintenance charge is to reimburse the Company for our administrative expenses. This includes the expense for establishing and maintaining the record keeping for the Variable Account Options.

Surrender Charge

When you withdraw money from your account, you may be subject to a surrender charge that will be deducted from the amount withdrawn. For information about your right to surrender, see "Surrender of Account Value" in this prospectus.

Amounts exchanged from other contracts issued by the Company may or may not be subject to a surrender charge. After the exchange, it is assumed that any new Purchase Payments are withdrawn before the exchanged amount. For more information, see "Exchange Privilege" in the Statement of Additional Information.

Amount of Surrender Charge

A surrender charge will be the lessor of:

. Five percent (5%) of the amount of all Purchase Payments received during the past 60 months; or

. Five percent (5%) of the amount withdrawn.

10% Free Withdrawal

In any Contract Year, up to 10% of the Account Value may be withdrawn without a surrender charge. The surrender charge will apply to any amount withdrawn that exceeds this 10% limit. The percentage withdrawn will be determined by dividing the amount withdrawn by the Account Value just prior to the withdrawal. If more than one withdrawal is made during a Contract Year, each percentage will be added to determine at what point the 10% limit has been reached.

These 10% withdrawals without charge do not reduce Purchase Payments for the purpose of computing the surrender charge. If a surrender charge is applied to all or part of a Purchase Payment, no surrender charge will be applied to such Purchase Payment (or portion thereof) again. There may be a 10% premature distribution tax penalty for taking a withdrawal prior to age 59 1/2. See "Federal Tax Matters" for more information.

Exceptions to Surrender Charge

No surrender charge will be applied:

. To money applied to provide a Payout Option;

. To death benefits;

. If no Purchase Payments have been received during the 60 months prior to the date of surrender;

. If your account has been in effect for 15 years or longer;

. If your account has been in effect for 5 years or longer, and you have attained age 59 1/2;

. To "No Charge Systematic Withdrawals";

. Under certain contracts, to withdrawals under the No Charge Minimum Distribution provisions;

. If you have become totally and permanently disabled, defined as follows: you are unable, due to mental or physical impairment, to perform the material and substantial duties of any occupation for which you are suited by means of education, training or experience; the impairment must have been in existence for more than 180 days; the impairment must be expected to result in death or be long-standing and indefinite and proof of disability must be evidenced by a certified copy of a Social Security Administration determination or a doctor's verification; or

. If you are at least 55 years old, are no longer employed by the employer that established the plan, and your account under the plan was established at least 5 years prior to the date of surrender.

We may waive any otherwise applicable surrender charge if you reinvest the surrender proceeds in another VALIC product. You will, however, be subject to a surrender charge, if any, in the newly acquired product under the same terms and conditions as the original product. For purposes of calculating any surrender charge due, you will be considered to have acquired the new product as of the date you acquired the original product.

Premium Tax Charge

Premium taxes are imposed by some states, cities, and towns. The rate will range from 0% to 3.5%, depending on whether the Contract is qualified or nonqualified. Such tax will be deducted from the Account Value when annuity payments are to begin. We will not profit from this charge.

Separate Account Charges

The Separate Account charges for each Variable Investment Option are shown in the Fee Tables of this prospectus. The charges range from _____% to _____% of the average daily net asset value of VALIC Separate Account A. The exact rate depends on the Variable Account Option selected. This charge is guaranteed and cannot be increased by the Company. These charges are to compensate the Company for assuming certain risks under Retirement TBD. The Company assumes the obligation to provide payments during the Payout Period for your lifetime, no matter how long that might be. In addition, the Company assumes the obligation, during the Purchase Period, to pay an interest guaranteed death benefit. The Separate Account charges also may cover the costs of issuing and administering Retirement TBD and administering and marketing the Variable Account

Options, including but not limited to enrollment, Contract Owner communication and education. Separate Account Charges are applied to Variable Account Options during both the Purchase Period and Payout Period.

The Separate Account charges may be reduced if issued to certain types of plans that are expected to result in lower costs to VALIC, as discussed below.

Separate Account Expense Reimbursements or Credits

Some of the Mutual Funds or their affiliates have an agreement with the Company to pay the Company for administrative, recordkeeping and shareholder services it provides to the underlying Fund. The Company may, in its discretion, apply some or all of these payments to reduce its charges to the Division investing in that Fund. We receive payments for the administrative services we perform, such as account recordkeeping, mailing of Fund related information and responding to inquiries about the Funds. Currently, these payments range from 0.00% to 0.10% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. We may also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund. WE USE THESE FEES RECEIVED TO DIRECTLY REDUCE THE SEPARATE ACCOUNT CHARGES; THUS, THE NET SEPARATE ACCOUNT CHARGES ARE REFLECTED IN THE FEE TABLES. The Separate Account Charges are guaranteed and may not be increased for the life of the Contracts. From time to time some of these fund arrangements may be renegotiated so that we receive a greater payment than previously paid. These fee arrangements do not result in any additional charges to Contract Owners.

Market Value Adjustment ("MVA")

Under the Multi-Year Option, you may establish one or more new Multi-Year Option guarantee periods (MVA Bands) with a minimum amount, as described in the Contract, per MVA Band in states in which the Multi-Year Option has been approved. The Company may change the minimum from time to time. Each MVA Band will be guaranteed to receive a stated rate of interest through the end of the selected MVA term. We guarantee your Multi-Year Option will earn at least the lowest minimum interest rate applicable to any of the fixed interest options in the Contract. A withdrawal will generally be subject to a surrender charge if it exceeds the amount of any free withdrawal amount permitted under your Contract. Withdrawals or transfers from an MVA Band prior to the end of the MVA term will be subject to a market value adjustment, unless an exception applies. This adjustment may be positive or negative, based upon the differences in selected interest rates at the time the MVA Band was established and at the time of the withdrawal. This adjustment will not apply upon the Owner's death, or if the Contract Owner is not a natural person, upon the death of the Annuitant. This adjustment applies independently from surrender charges, and can apply to a 10% free withdrawal. The market value adjustment may be waived for distributions that are required under your Contract. It will also be waived for 30 days following the end of an MVA term. Loans are not available from the Multi-Year Option. Please review your Contract for additional information on the Multi-Year Option.

IncomeLOCK

The annualized fee for IncomeLOCK is calculated as 0.70% of the Benefit Base for all years in which the feature is in effect. You should keep in mind that an increase in the Benefit Base due to an adjustment to a higher Anniversary

Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in the Benefit Base due to withdrawals will decrease the dollar amount of the fee. The fee will be calculated and deducted on a proportional basis from your Account Value on the last Business Day of each calendar quarter, starting on the first quarter following your Endorsement Date and ending upon termination of the Benefit. If your Account Value and/or Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you surrender or annuitize your Contract before the end of a quarter.

Other Charges

We reserve the right to charge for certain taxes that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

Fees for services provided by parties other than VALIC or its affiliates may be assessed to Contract Owner accounts upon the direction or authorization of the Contract Owner. Additional fees may be withdrawn from the Contract Owner's accounts in accordance with a Contract Owner's independent investment advisory contract. Such withdrawals will be identified on applicable Contract Owner statements.

Plan loans for 403(b) rollover annuities from the Fixed Account Options may be allowed by your employer's plan. Refer to your plan for a description of charges and other information concerning plan loans. We reserve the right to charge a fee of up to $60 per loan (if permitted under state law) and to limit the number of outstanding loans.

Payout Period

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The Payout Period begins when you decide to retire or otherwise withdraw your money in a steady stream of payments. You may apply any portion of your Account Value to one of the types of payout options listed below. You may choose to have your payout option on either a fixed, a variable, or a combination payout basis. When you choose to have your payout option on a variable basis, you may keep the same Variable Account Options in which your Purchase Payments were made, or transfer to different ones.

Fixed Payout

Under a fixed payout, you will receive payments that are fixed and guaranteed by the Company. The amount of these payments will depend on:

. Type and duration of payout option chosen;

. Your age or your age and the age of your survivor (1);

. Your gender or your gender and the gender of your survivor (1) (IRAs and certain nonqualified Contracts);

. The portion of your Account Value being applied; and

. The payout rate being applied and the frequency of the payments.

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(1) This applies only to joint and survivor payouts.

If the benefit would be greater, the amount of your payments will be based on the current payout rate the Company uses for immediate annuity contracts.

Assumed Investment Rate

An "Assumed Investment Rate" or "AIR" is the rate used to determine your first monthly Payout Payment per thousand dollars of account value in your Variable Account Option. When you decide to enter the Payout Period, you will select your Payout Option, your Annuity Date, and the AIR. You may choose an AIR ranging from 3.5% to 5% (as prescribed by state law). If you choose a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance, and decrease faster during periods of poor investment performance. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. Your choice of AIR may affect the duration and frequency of payments, depending on the Payout Option selected. For example, a higher AIR will generate a higher initial Payout Payment, but as Payout Payments continue they may become smaller, and eventually could be less than if you had initially selected a lower AIR. The frequency of the Payout Payments may lessen to ensure that each Payout Payment is at least $25 per month.

Variable Payout

With a variable payout, you may select from your existing Variable Account Options. Your payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options you selected. The Payout Unit value is calculated just like the Purchase Unit value for each Variable Account Option except that the Payout Unit value includes a factor for the AIR you select. For additional information on how Payout Payments and Payout Unit Values are calculated, see the Statement of Additional Information.

In determining your first Payout Payment, an AIR of 3.5% is used (unless you select a higher rate as allowed by state law). If the net investment experience of the Variable Account Option exceeds your AIR, your subsequent payments will be greater than your first payment. If the investment experience of the Variable Account Option is lower than your AIR, your subsequent payments will be less than your first payment.

Combination Fixed and Variable Payout

With a combination fixed and variable payout, you may choose:

. From your existing Variable Account Options (payments will vary); with a

. Fixed payout (payment is fixed and guaranteed).

Partial Annuitization

A Contract Owner may choose to annuitize a portion of the Account Value. This will, in essence, divide the Account Value into two parts. The current non-annuitized part would continue as before, while the annuitized part would effectively be moved to a new Payout Payment account. Thus, the death benefit in such a situation would be reduced to the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account, such as a payout for a guaranteed period.

Payout Date

The payout date is the date elected by you on which the annuity Payout Payments will start. The date elected must be the first of any month. A request to start payments must be received in our Home Office on a form approved by VALIC. This request must be received by VALIC by at least the fifteenth (15th) day of the month prior to the month you wish your annuity payments to start. Your account will be valued ten days prior to the beginning of the month in which the Payout Payments will start.

The following additional rules also apply when determining the payout date:

. The earliest payout date for a nonqualified contract, an IRA, or a Roth IRA, is established by the terms of the contract, and generally can be any time from age 50 to age 85, and may not be later than age 85 without VALIC's consent.

. The earliest payout date for all other qualified contracts is generally subject to the terms of the employer-sponsored plan (including 403(b) plans and programs) under which the contract is issued and the federal tax rules governing such contracts and plans.

. Distributions from qualified contracts issued under employer-sponsored retirement plans generally are not permitted until after you stop working for the employer sponsoring the plan, unless you have experienced a qualifying financial hardship or unless you have become disabled.

. In certain cases, and frequently in the case of your voluntary deferrals to a 403(b) plan, you may begin taking distributions when you attain age 59 1/2 even if you are still working for the employer sponsoring the plan.

. Except in the case of nonqualified contracts, IRAs, and Roth IRAs, distributions generally must begin no later than April 1 following the calendar year you reach age 70 1/2 or the calendar year in which you retire, if later. Similar rules apply to IRAs, however distributions from those contracts may not be postponed until after retirement.

. All contracts require distributions to commence within a prescribed period after the death of the Contract Owner, subject to the specific rules which apply to the type of plan or arrangement under which the contract is issued.

. The Contract may also impose minimum amounts for annuity payments, either on an annual or on a more frequent periodic basis.

For additional information on plan-level distribution restrictions and on the minimum distribution rules that apply to payments under 403(b) plans, simplified employee plans ("SEPs") or IRAs, see "Federal Tax Matters" in this prospectus and in the SAI.

Payout Options

You may specify the manner in which your Payout Payments are made. You may select one of the following options:

1. Life Only -- payments are made only to you during your lifetime. Under this option there is no provision for a death benefit for the beneficiary. For example, it would be possible under this option for the Annuitant to receive only one Payout Payment if the Annuitant died prior to the date of the second payment, or two if the Annuitant died before the third payment.

2. Life with Guaranteed Period -- payments are made to you during your lifetime, but if you die before the guaranteed period has expired, your beneficiary can receive payments for the rest of your guaranteed period, or take a lump-sum distribution.

3. Life with Cash of Unit Refund -- payments are made to you during your lifetime. These payments are based upon your life expectancy and will continue for as long as you live. If you do not outlive the life expectancy calculated for you, upon your death, your Beneficiary may receive an additional payment. The payment under a Fixed Annuity, if any, is equal to the Fixed Annuity value of the Contract Owner's Account at the time it was valued for the Payout Date, less the Payout Payments. The payment under a Variable Annuity, if any, is equal to the Variable Annuity value of the Contract Owner's Account as of the date we receive Proof of Death, less the Payout Payments.

4. Joint and Survivor Life -- payments are made to you during the joint lifetime of you and a second person. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at the death of the last survivor. For example, it would be possible under this option for the joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment, or for the joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment.

5. Payment for a Designated Period -- payments are made to you for a select number of years between five and 30. Upon your death, payments will continue to your beneficiary until the designated period is completed.

Payout Information

Once your Payout Payments have begun, the option you have chosen may not be stopped or changed. Any one of the Variable Account Options may result in your receiving unequal payments during the Payout Period. If payments begin before age 59 1/2, you may suffer unfavorable tax consequences, in the form of a penalty tax, if you do not meet an exception under federal tax law. See "Federal Tax Matters."

Under certain retirement plans, federal pension law may require that payments be made under the joint and survivor life payout option.

Most Payout Payments are made monthly. The first Payout Payment must total at least $25, and the annual payment must be at least $100. If the amount of a payment is less than $25, we reserve the right to reduce the frequency of payments so that each payment is at least $25, subject to any limitations under the Contract or plan.

For more information about payout options or enhancements of those payout options available under the Contract, see the Statement of Additional Information.

Surrender of Account Value

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When Surrenders are Allowed

You may withdraw all or part of your Account Value at any time before the Payout Period begins if:

. allowed under federal and state law; and

. allowed under your employer's plan, if applicable.

For Purchase Payments that are contributions made under your employer's plan, such as a 403(b) plan, surrenders are subject to the terms of the plan, in accordance with the Code. Qualified plans often require certain conditions to be met before a distribution or withdrawal may take place. See "Surrender Restrictions" below.

For an explanation of charges that may apply if you surrender your Account Value, see "Fees and Charges" in this prospectus. Additionally, you may incur a 10% federal tax penalty for partial or total surrenders made before age 59 1/2.

Delay required under applicable law. We may be required under applicable law to block a request for a surrender until we receive instructions from the appropriate regulator, due to the USA Patriot Act.

Surrender Process

If you are allowed to surrender all or a portion of your Account Value during the Purchase Period as noted above, then you must complete a surrender request form and mail it to our Home Office. We will mail the surrender value to you within seven calendar days after we receive your request if it is in good order. Good order means that all paperwork is complete and signed or approved by all required persons, and any necessary supporting legal documents or plan forms have been received in correct form.

We may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See your current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment that has not cleared the banking system. We may delay payment of that portion of your surrender value until the check clears.

Amount That May Be Surrendered

The amount that may be surrendered during the Purchase Period can be determined as follows:
Allowed Surrender Value	= (equals)	Your Account Value(1) - (minus) Any applicable Surrender charge

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(1) Equals the Account Value next computed after your properly completed request for surrender is received in our Home Office.

There is no guarantee that the surrender value in a Variable Account Option will ever equal or exceed the total amount of your Purchase Payments received by us.

Surrender Restrictions

Generally, Code section 403(b)(11) permits total or partial distributions from your voluntary contributions to a 403(b) contract only on account of hardship (employee contributions only without accrued interest), attainment of age 59 1/2, separation from service, death or disability. Similar restrictions apply to any amount transferred to a 403(b) contract from a 403(b)(7) custodial account. In addition, beginning for contracts issued on or after January 1,

2009, employer contributions and non-elective contributions to a 403(b) annuity contract are subject to restrictions specified in Treasury regulations as specifically imposed under the employer's plan.

Partial Surrenders

You may request a partial surrender of your Account Value at any time during the Purchase Period, subject to any applicable surrender restrictions. A partial surrender plus any surrender charge will reduce your Account Value. Partial surrenders will be paid from the Fixed Account Options first unless otherwise specified by you.

The reduction in the number of Purchase Units credited to your Variable Account Option Account Value will equal:
The amount Surrendered from the Variable Account Option + (plus) Any surrender Chagre	/ (divided by)	Your Purchase Units next computed after the written request for surrender is received at our Home Office

The surrender value will be reduced by the full quarterly account maintenance charge in the case of a full surrender during a quarter.

Systematic Withdrawals

You may elect to withdraw all or part of your Account Value under a systematic withdrawal method as described in your Contract ("No Charge" systematic withdrawals). There will be no surrender charge for withdrawals using this method, which provides for:

. Payments to be made to you; and

. Payment over a stated period of time, but not less than five years; and

. Payment of a stated yearly dollar amount or percentage (the amount or percentage may not exceed 20% of your Account Value at the time election is made).

We may require a minimum withdrawal amount under this method. The portion of your account that has not been withdrawn will continue to receive the investment return of the Variable Account Options that you selected. You may select the specific Investment Option(s) from which to take distributions for most payment options, or you may elect to have your payment distributed proportionally across all the funds in which you are invested, including the Multi-Year Option. A market value adjustment may apply to systematic withdrawals unless you choose the Fixed Interest Only payment option. Once begun, a "No Charge" systematic withdrawal election may not be changed, but can be revoked at no charge. If revoked, a "No Charge" systematic withdrawal may not be elected again. Systematic withdrawals that are not "No Charge" systematic withdrawals can be changed, revoked, and/or reinstated. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change the terms, at any time.

Distributions Required by Federal Tax Law

There will be no surrender charge on a minimum distribution required by federal tax law (known as "No Charge" Minimum Distribution), if the withdrawal:

. Is made payable to you; and

. Does not exceed the amount required under federal tax law solely with reference to the values in your Retirement TBD Contract and VALIC.

You may select the specific investment option(s) from which to take distributions for most payment options, or you may elect to have your payment distributed proportionally across all the funds in which you are invested, including the Multi-Year Option. This Contract feature will not be available in any year that an amount has been withdrawn under the "No Charge" systematic withdrawal method. See "Federal Tax Matters" for more information about required distribution rules imposed by the Internal Revenue Service ("IRS").

IncomeLOCK

The Maximum Annual Withdrawal Amount, Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

If you elect to begin withdrawals prior to your 65th birthday (if a jointly owned nonqualified Contract, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after the Benefit Anniversary following your 65th birthday (older owner 65th birthday if jointly owned) and wish to receive lifetime withdrawals, the Maximum Annual Withdrawal Amount is calculated as 5% of the Benefit Base. At any time, if the amount of withdrawals exceeds 5% of the Benefit Base in a Benefit Year, you will not be guaranteed to receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the "IncomeLOCK" section above, based on when you made your first withdrawal and reduced by withdrawals already taken.

The amount of any withdrawal which exceeds the Maximum Annual Withdrawal Amount because of RMDs required to comply with the minimum distribution requirements of Code section 401(a)(9) and related provisions of the Code and regulations, as determined solely with reference to this Contract and the benefits thereunder, will not be treated as an excess withdrawal providing that all of the following conditions are met:

1. No Withdrawals in addition to the RMD are taken in that same year;

2. Any RMD withdrawal is based only on the value of the Contract (including endorsements) and the benefits thereunder;

3. If the Endorsement Date is on or before the Required Beginning Date (RBD) of your RMD, you take the first yearly RMD withdrawal in the calendar year you attain age 70 1/2, or retire, if applicable; and

4. You do not make any RMD withdrawal that would result in you being paid in any Benefit Year more than one calendar year's RMD amount.

Any portion of a RMD withdrawal that is based on amounts greater than those set forth above will be considered an excess withdrawal. This will result in the cancellation of lifetime withdrawals and further may reduce your remaining Minimum Withdrawal Period.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered excess withdrawals. We define excess withdrawals as either: 1) any withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess withdrawals will reduce the Benefit Base by the greater of: (a) the amount of the excess withdrawal; or (b) the relative size of the excess withdrawal in relation to the Account Value on the next Benefit Anniversary after the excess withdrawal. This means that if Account Value is less than the Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount.

The impact of withdrawals and the effect on each component of IncomeLOCK are further explained below. Additionally, several examples that show the effects of withdrawals have been included in an appendix to this prospectus.

ACCOUNT VALUE: Any withdrawal reduces the Account Value by the amount of the withdrawal.

BENEFIT BASE: Withdrawals reduce the Benefit Base as follows:

1. All withdrawals up to the Maximum Annual Withdrawal Amount, and any withdrawals in excess of the Maximum Annual Withdrawal Amount which are due solely to RMDs (as more specifically described above), will reduce the Benefit Base by the dollar amount of the withdrawal;

2. Excess withdrawals as described above reduce the Benefit Base to the lesser of (a) or (b), where:

(a) is the Benefit Base immediately prior to the excess withdrawal minus the amount of the excess withdrawal, or;

(b) is the Benefit Base immediately prior to the excess withdrawal reduced in the same proportion by which the Account Value on the next Benefit Anniversary after the excess withdrawal is reduced by the amount of the excess withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT ("MAWA"): The MAWA will be adjusted as follows:

1. If there are no excess withdrawals in a Benefit Year, no further changes are made to the MAWA for the next Benefit Year.

2. If there are excess withdrawals in a Benefit Year, the MAWA will be recalculated on the next Benefit Anniversary. The new MAWA will equal the new Benefit Base on that Benefit Anniversary after the Withdrawal divided by the new Minimum Withdrawal Period on that Benefit Anniversary. The new MAWA may be lower than your previously calculated MAWA.

MINIMUM WITHDRAWAL PERIOD: The Minimum Withdrawal Period ("MWP") is calculated as follows:

1. If there are no excess withdrawals during a Benefit Year, the new MWP will be the Benefit Base after the withdrawal divided by the current MAWA.

2. If there are excess withdrawals during a Benefit Year, the new MWP will equal the MWP calculated at the end of the prior Benefit Year reduced by one year. In the case of lifetime withdrawals, such an excess withdrawal will cancel that period and the new MWP will be determined by diving the new Benefit Base by the new MAWA.

If Your Account Value is Reduced to Zero

If your Account Value is reduced to zero and the Benefit Base is greater than zero, subsequent Purchase Payments will no longer be accepted and a death benefit will not be payable. Further payments under the Contract will be made according to your irrevocable election of one of the following two alternatives:

(1) In a form acceptable to the Company, you may request a lump sum equal to the discounted present value of any remaining guaranteed payments under the Benefit; or,

(2) If no lump sum request is received by the Company during the period described in a notice provided to you by the Company, you will receive an annuity according to the annuitization provisions of your Contract. Absent an alternative election by you, the annuity will consist of annual payments equal to the MAWA, for a period of years equal to the remaining Benefit Base divided by the MAWA. Such payments will be made quarterly unless otherwise elected, and each individual periodic payment will be equal to the pro-rata portion of the annual MAWA based upon the frequency. Prior to the commencement of such payments, you may also elect to receive an alternative form of annuity, in any other actuarially equivalent form permitted under the Contract, subject to any applicable limitations under the Contract or the Plan.

Extending the MAV Evaluation period

At the end of the MAV Evaluation Period, as long as the Benefit is still in effect and the older owner is age 85 or younger, we guarantee that you will be given the opportunity to extend the MAV Evaluation Period for at least one additional evaluation period of 10 years. If you elect to extend the MAV Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See the "IncomeLOCK" section of this prospectus. Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee and Maximum Annual Withdrawal Percentage, will change to those in effect at the time you elect to extend. The components and fees may be different from when you initially elected the feature. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the Benefit Base will no longer be adjusted on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

Death Benefits

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The Contracts will pay death benefits during either the Purchase Period or the Payout Period. The death benefit provisions may vary from state to state.

The Process

VALIC requires that complete and acceptable documentation and paperwork be received from the beneficiary in order to begin the death benefit payment process. First, Proof of Death is required. Proof of Death is defined as a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC. Additionally, the Beneficiary must include an election specifying the distribution method and any other form required by VALIC or a regulator to process the claim. The account will not be valued and any payments will not be made until all paperwork is complete and in a form acceptable to VALIC. Your Beneficiary may contact us at 1-800-448-2542 with any questions about required documentation and paperwork. Death benefits are paid only once per Contract.

Beneficiary Information

The Beneficiary may receive death benefits:

. In a lump sum;

. In the form of an annuity under any of the Payout Options stated in the Payout Period section of this prospectus subject to the restrictions of that Payout Option; or

. In a manner consistent with Code section 401(a)(9) or 72(s).

Payment of any death benefits must be within the time limits set by federal tax law and by the plan, if any.

Spousal Beneficiaties

A spousal Beneficiary may receive death benefits as shown above; or

In the case of a qualified Contract,

. may delay any distributions until the Annuitant would have reached age 70 1/2; or

. may roll the funds over to an IRA or certain retirement plans in which the spousal Beneficiary participates;

In the case of a nonqualified Contract,

. may continue the Contract as Contract Owner.

Beneficiaries Other Than Spouses

If the Beneficiary is not the spouse of the Annuitant, death benefits must be paid:

. In full within 5 years after the year of the Annuitant's death; or

. By payments beginning within 1 year after the year of the Annuitant's death under:

1. A life annuity;

2. A life annuity with payments guaranteed to be made for at least a specified fixed period; or

3. An annuity or other stream of payments for a designated period not exceeding the Beneficiary's life expectancy.

If the Annuitant dies before the beginning of the Annuity Period, the named Beneficiary may receive the payout.

Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary's life expectancy. After choosing a payment option, a Beneficiary may exercise many of the investment options and other rights that the Contract Owner had under the Contracts.

Special Information for Individual Nonqualified Contracts

It is possible that the Contract Owner and the Annuitant under a nonqualified Contract may not be the same person. If this is the case, and the Contract Owner dies, there will be no death benefit payable since the death benefit is only due in the event of the Annuitant's death. However, the Contract will be transferred to the contingent owner, if any, or to the Beneficiary if there is no contingent owner or to the contract owner's estate, if there is no Beneficiary. Such transfers may be considered a taxable event by the IRS. In general, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received the payments. See "Federal Tax Matters."

During the Purchase Period

Two types of benefits are available if death occurs during the Purchase Period: interest guaranteed death benefit and standard death benefit. The Beneficiary will receive the greater of these two benefits. The interest guaranteed death benefit ensures that the Beneficiary receives at least a minimum death benefit under the Contracts, even if invested in Variable Account Options, while the standard death benefit guarantees the return of Purchase Payments less any prior withdrawals.

As indicated above, a Contract Owner may elect to annuitize only a certain portion and leave the remaining value in the account. The death benefit in such situations would include the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account.

Interest Guaranteed Death Benefit

The interest guaranteed death benefit is payable when death occurs prior to your reaching the age of 70. This Contract provision is not available in some states, including New York and Florida. This interest guarantee is sometimes referred to as one of the insurance features or benefits under the Contract. However, unlike insurance generally, this feature is directly related to the performance of the Variable Account Options that you select. Its purpose is to help guarantee that your Beneficiary(ies) will receive a minimum death benefit under the Contract.

The amount payable under the interest guaranteed death benefit will be at least equal to the sum of your Account Value in the Fixed Account Option(s) and the Variable Account Option(s) on the date VALIC receives all paperwork, including satisfactory proof of death, complete and in a form acceptable to VALIC.

The interest guaranteed death benefit is generally calculated as is shown below. The calculation becomes more complex based upon the transfers between available investment options or product exchanges. Thus, the death benefit may only be calculated for a Beneficiary once VALIC receives all paperwork, including satisfactory proof of death, complete and in a form acceptable to VALIC.

Step 1: Determine your Fixed Account Option Value by taking the greater of:

Value of Fixed Account Option on date all paperwork is complete and in a form acceptable to VALIC

or

100% of Purchase Payments invested in Fixed Account Option

- (minus)

Amount of all prior withdrawals, charges and any portion of Account Value applied under a Payout Option

Step 2: Determine your Variable Account Option Value by taking the greater of:

Value of Variable Account Option on date all paperwork is complete and in a form acceptable to VALIC

or

100% of Purchase Payments invested in Variable Account Options

- (minus)

Prior withdrawals (out of) or transfers (out of) the Variable Account Option

+ (plus)

Interest at an annual rate as specified in your Contract, not to exceed 2%

Step 3: Add step 1 + 2 = Death Benefit

For purposes of this calculation amounts transferred into the Variable Account Option will be treated as Purchase Payments.

Standard Death Benefit

The standard death benefit is payable if death occurs on or after age 70, or at any age in New York and Florida, or any other state where the interest guaranteed death benefit is not available.

If the total amount of any death benefit payable from the Fixed and Variable Account Options under the Contract exceeds the Account Value as of the date all paperwork is complete and in a form acceptable to VALIC, then the total death benefit paid may be adjusted to limit the death benefit due to withdrawals. An Adjusted Purchase Payment Amount will be calculated, on the date all paperwork is complete and in a form acceptable to VALIC, determined as follows:

A. 100% of Purchase Payments

- (minus)

B. Gross Withdrawals (see below) and any portion of Account Value applied under a Payout Option

+ (plus)

C. Interest on the result of A minus B at the rate of up to 2% annually (see below).

Each "Gross Withdrawal" is calculated by multiplying the Account Value by a fraction. The numerator of the fraction is the amount of the withdrawal plus any associated fees and charges. The denominator of the fraction is the Account Value immediately prior to the withdrawal. Thus, each Gross Withdrawal will proportionately reduce the Account Value. The interest adjustment in C. above is added only if you are under age 70 at the time of death and if your Contract was not issued in New York or Florida. Please see your Contract for the interest rate to be applied.

The Contract death benefit and the Adjusted Purchase Payment Amount are compared. The lesser benefit is then compared to the Account Value, and the beneficiary will receive the greater of those two amounts.

During the Payout Periods

If death occurs during the Payout Period, the Beneficiary may receive a death benefit depending on the payout option selected. The amount of death benefit will also depend on the payout option that you selected. The payout options available are described in the "Payout Period" section of this prospectus.

. If the life only option or joint and survivor life option was chosen, there will be no death benefit.

. If the life with guaranteed period option, joint and survivor life with guaranteed periods option, life with cash or unit refund option or payment for a designated period option was chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose one of the following within 60 days after death benefits are payable:

1. Receive the present value of any remaining payments in a lump sum; or

2. Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Annuitant; or

3. Receive the present value of any remaining payments applied under the payment for a designated period option for a period equal to or shorter than the period remaining. Spousal Beneficiaries may be entitled to more favorable treatment under federal tax law.

IncomeLOCK

Spousal Beneficiary

Upon the death of the Contract owner, and subject to any applicable limitations in this Contract, the Code, or under the plan or arrangement under which the Contract is issued, your spousal Beneficiary may elect either (i) to receive a death benefit in accordance with one of the forms permitted under the provisions of this Contract (if the Account Value is greater than zero), (ii) continue this Contract and IncomeLOCK (except as noted below) or (iii) continue the Contract and cancel IncomeLOCK and its accompanying charge. Spousal continuation of the Contract (and IncomeLOCK) is not available if the Contract was set up under one of the following "qualified" plan types: 403(b), 401(k), 401(a) or 457(b). For these Contracts, a spousal Beneficiary, like a non-spousal Beneficiary, cannot continue IncomeLOCK and must take a death benefit under the terms of the Contract. A spousal Beneficiary may continue IncomeLOCK but only for nonqualified Contracts and IRA plan types (Roth IRA, traditional IRA, SEP, and Simple IRA). Upon election to continue the Contract and IncomeLOCK, your spousal Beneficiary will be subject to the terms and conditions of IncomeLOCK, including the charge. Upon the owner's death, lifetime withdrawals under the IncomeLOCK end and are not available to your spousal Beneficiary. In this event, available withdrawals under IncomeLOCK are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage shown in the IncomeLOCK summary table above, based on the time of the first withdrawal under IncomeLOCK and reduced for withdrawals already taken. The Endorsement Date will not change as the result of spousal continuation.

Non-Spousal Beneficiary

Upon the death of the Contract owner, if the Account Value is greater than zero, IncomeLOCK will terminate, and your non-spousal Beneficiary(ies) must receive a death benefit in accordance with the otherwise applicable terms of this Contract. If the Account Value is zero upon your death (meaning that no death benefit is payable) but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal beneficiary will receive the remaining value in a lump sum equal to the discounted present value of any remaining guaranteed payments under IncomeLOCK. Upon your death, lifetime withdrawals under the IncomeLOCK end and any available withdrawals under this Endorsement are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage shown in the IncomeLOCK summary table above, based on the time of the first withdrawal under IncomeLOCK and reduced for withdrawals already taken.

Other Contract Features

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Changes That May Not Be Made

The following terms in the Contracts may not be changed once your account has been established:

. The Contract Owner (except for an individual nonqualified Contract);

. The Contract Owner; and

. The Annuitant.

Change of Beneficiary

The Beneficiary (if not irrevocable) may usually be changed at any time.

Under some retirement programs, the right to name a Beneficiary other than the spouse or change a Beneficiary is subject to approval by the spouse. Also, the right to name a Beneficiary other than the spouse may be subject to certain laws and regulations applicable to the plan.

If the Annuitant dies, and there is no Beneficiary, any death benefit will be payable to the Annuitant's estate, except in the case of a nonqualified Contract where the Contract Owner and Annuitant are different, in which case the death benefit is paid to the Contract Owner or the Contract Owner's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

Contingent Owner

The Contract Owner may name a contingent owner under an individual nonqualified Contract. During the Purchase Period, the contingent owner may be changed.

Cancellation - The 21 Day "Free Look"

An individual Contract Owner may cancel a Contract by returning it to the Company within 21 days after it is received. (A longer period will be allowed if required under state law.) We will allocate Purchase Payments as instructed during the "free look" period. To cancel the Contract, the Contract Owner must send a written request for cancellation and return the Contract to us at our Home Office before the end of the "Free Look" period. A refund will be made to the Contract Owner within seven days after receipt of the Contract within the required period. The amount of the refund will be equal to all Purchase Payments received or, if more, the amount required under state law. The Contract will be void once we issue a refund.

We Reserve Certain Rights

We may amend the Contracts to comply with changes in federal tax, securities, or other laws. We may also make changes to the Variable Account Options offered under the Contracts. For example, we may add new Variable Account Options to expand the offerings for an asset class. We may stop accepting allocations and/or investments in a particular Variable Account Option if the shares of the underlying Fund are no longer available for investment or if, for example, further investment would be inappropriate. We may move assets and re-direct future premium allocations from one Variable Account Option to another in accordance with federal and state law and, in some cases, with SEC approval. The new Variable Account Option offered may have different Fund fees and expenses.

We may restrict your ability to combine Contracts and may modify or suspend or impose additional or different conditions with respect to options available under the Contracts, as may be allowed by federal or state law. We will not make any changes to the Contracts without Contract Owner permission except as may be allowed by federal or state law. We may add endorsements to the Contracts that would apply only after the effective date of the changes. These changes would be subject to approval by the Company and may be subject to approval by the SEC.

We reserve the right to operate VALIC Separate Account A as a management investment company under the applicable securities laws, and to deregister VALIC Separate Account A under applicable securities laws, if registration is no longer required.

Relationship to Employer's Plan

If the Contract is being offered under a retirement plan through your employer, you should always refer to the terms and conditions in your employer's plan when reviewing the description of the Contracts in this prospectus.

Voting Rights

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As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds, on your behalf, shares of the Mutual Funds that comprise the Variable Account Options. From time to time, the Funds may be required to hold a shareholder meeting to obtain approval from their shareholders for certain matters.

Who May Give Voting Instructions

During the Purchase Period the Contract Owner or Beneficiary will have the right to give voting instructions to VALIC Separate Account A for the shareholder meetings, except as noted below. Proxy material and a form on which voting instructions may be given before the shareholder meeting is held will be mailed in advance of any shareholder meeting. Please vote each card received.

Determination of Fund Shares Attributable to Your Account

During the Purchase Period

The number of Fund shares attributable to your account will be determined on the basis of the Purchase Units credited to your account on the record date set for the Fund shareholder meeting.

During the Payout Period or after a Death benefit Has Been Paid

The number of Fund shares attributable to your account will be based on the liability for future variable annuity payments to your payees on the record date set for the Fund shareholder meeting.

How Fund Shares Are Voted

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

Federal Tax Matters

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The Contracts provide tax-deferred accumulation over time, but are subject to federal income and excise taxes, mentioned below. Refer to the SAI for further details. Section references are to the Code. We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Remember that future legislation could modify the rules discussed below, and always consult your personal tax advisor regarding how the current rules apply to your specific situation. The information below is not intended as tax advice to any individual.

Types of Plans

Tax rules vary, depending on whether the Contract is offered under your employer's tax-qualified retirement program, an individual retirement plan, or is instead a nonqualified Contract. The Contracts are used under the following types of retirement arrangements:

. Section 403(b) annuities for employees of public schools and section 501(c)(3) tax-exempt organizations;

. Section 408(b) traditional IRAs;

. Section 408A Roth IRAs;

. Section 408(k) SEPs and SARSEPs; and

. Section 408(p) SIMPLE retirement accounts.

Contributions under one of these retirement arrangements generally must be made to a qualifying annuity Contract or to a qualifying trust or custodial account, in order for the contributions to receive favorable tax treatment as pre-tax contributions. Contracts purchased under these retirement arrangements are "Qualified Contracts." Certain Contracts may also be available for nondeductible section 408A Roth Individual Retirement Annuity ("Roth IRA") and 403(b) Roth Accounts pursuant to section 402A.

Note that the specific terms of the governing employer plan may limit rights and options otherwise available under a Contract. In addition, changes in the applicable laws or regulations may impose additional limitations or may require changes to the contract to maintain its status as a Qualified Contract.

For years beginning in 2002 (and in one specific case, retroactive to 2000), the Economic Growth and Tax Relief and Reconciliation Act of 2001 ("EGTRRA") increased the amount of allowable contributions to, and expanded the range of eligible rollover distributions that may be made among, employer-sponsored plans and IRAs, allowed for nondeductible Roth 403(b) and 401(k) accounts and enacted other important changes to the rules governing employer-sponsored plans and IRAs. The laws of some states do not recognize all of the benefits of EGTRRA, for purposes of applying state income tax laws. The EGTRRA provisions, which otherwise would have terminated on December 31, 2010, were made permanent by the Pension Protection Act of 2006 ("PPA"). The Small Business Jobs Act of 2010 subsequently added the ability for in-plan Roth conversions in certain employer-sponsored plans which otherwise include or permit Roth accounts.

In addition, the Contracts are also available through "Nonqualified Contracts." Such nonqualified Contracts generally include unfunded, nonqualified deferred compensation plans, as well as individual annuity contracts issued outside of the context of any formal employer retirement plan or arrangement. Nonqualified Contracts generally may invest only in Fixed Account Options and in mutual funds that are not available to the general public outside of annuity contracts or life insurance contracts. The restriction on including publicly available funds results from a longstanding IRS position articulated in a 1981 Revenue Ruling and added to the Code in 1984. The restriction generally does not apply to Qualified Contracts, as confirmed by the IRS in 1999 guidance.

Tax Consequences in General

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the SAI, the documents (if any) controlling the retirement arrangement through which the Contract is offered, and your personal tax advisor.

Purchase Payments under the Contracts can be made as contributions by employers or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. Purchase Payments also can be made outside of an employer-sponsored retirement program. After-tax Purchase Payments, including after-tax employee contributions, generally constitute "investment in the Contract." All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a distribution occurs. See the SAI for a discussion of the taxation of distributions, including upon death, and special rules, including those applicable to taxable, non-natural owners of nonqualified Contracts.

Transfers among investment options within a variable annuity Contract generally are not taxed at the time of such a transfer. However, in 1986, the IRS indicated that limitations might be imposed with respect to either the number of investment options available within a Contract, or the frequency of transfers between investment options, or both, in order for the Contract to be treated as an annuity Contract for federal income tax purposes. If imposed, VALIC can provide no assurance that such limitations would not be imposed on a retroactive basis to Contracts issued under this prospectus. However, VALIC has no present indications that the IRS intends to impose such limitations, or what the terms or scope of those limitations might be. In addition, based upon published guidance issued by the IRS in 1999, it appears likely that such limitations, if imposed, would only apply to nonqualified Contracts.

Distributions are taxed differently depending on the program through which the Contracts are offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution that is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations. Non-periodic payments such as partial withdrawals and full surrenders during the Purchase Period are referred to as "amounts not received as an annuity" in the Code. These types of payments are generally taxed to the extent of any gain existing in the Contract at the time of withdrawal.

Amounts subject to income tax may also incur excise or penalty taxes, under certain circumstances. Generally, as more fully discussed in the SAI, taxable distributions received before you attain age 591/2 are subject to a 10% penalty tax in addition to regular income tax, unless you make a rollover, in the case of a Qualified Contract, to another tax-deferred investment vehicle or meet certain exceptions. And, if you have to report the distribution as ordinary income, you may need to make an estimated tax payment by the due date for the quarter in which you received the distribution, depending on the amount of federal tax withheld from the distribution. When calculating your tax liability to determine whether you need to make an estimated tax payment, your total tax for the year should also include the amount of the 10% additional tax on early distributions unless an exception applies. Amounts eligible for grandfathered status afforded to pre-1982 accounts might be exempt from the 10% early withdrawal penalty. Please see your tax advisor concerning these exceptions, tax reporting, and the tax-related effects of an early distribution. Required tax withholding will vary according to the type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

The PPA created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

On March 30, 2010 the Health Care and Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see final paragraph in this section). This new tax generally does not apply to Qualified Contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

It is the opinion of VALIC and its tax counsel that a Qualified Contract described in section 401(f), 403(a), 403(b), 408(b) or 408A of the Code does not lose its deferred tax treatment if Purchase Payments under the Contract are invested in publicly available Mutual Funds. As referenced previously, in 1999, the IRS confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where Purchase Payments under a variable annuity Contract are invested in publicly available Mutual Funds, the Contract Owner should be treated as the owner of the Mutual Fund shares, and deferred tax treatment under the Contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation, section 817(h), which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

Investment earnings on contributions to nonqualified Contracts that are not owned by natural persons (except for trusts or other entities as agent for a natural person) will be taxed currently to the Contract Owner and such Contracts will not be treated as annuities for federal income tax purposes.

Important Information Regarding 403(b) Regulations

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that became largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under

IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules may have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permitted a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that was part of the employer's 403(b) plan or that was subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a Contract Owner's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

As a general matter, many Contracts that have received plan contributions after 2004, and all Contracts that have received plan contributions after 2008, are required to be included in the plan and in the plan's administrative coordination, even if the investment provider and the Contract are no longer permitted to receive new contributions and/or transfers. However, IRS guidance generally permits a plan sponsor to exclude a Contract where the plan sponsor has otherwise made a good faith effort to include the Contract issued by a provider that ceased to receive contributions prior to January 1, 2009, as well as such Contracts maintained by certain former employees. You should be aware, however, that some rules governing contracts inside and outside of the plan after 2008 are subject to different interpretations, as well as possible additional IRS guidance. In addition, a Contract maintained under a plan subject to the requirements of Title I of ERISA may be required to be included in the plan regardless of whether it remains eligible to receive contributions after a specified date. The foregoing discussion is intended as a general discussion of the new requirements only, and you may wish to discuss the new regulations and/or the general information above with your tax advisor.

Effect of Tax-Deferred Accumulations

The chart below compares the results from contributions made to:

. A Contract issued to a tax-favored retirement program purchased with pre-tax contributions (Purchase Payments);

. A nonqualified Contract purchased with after-tax contributions (Purchase Payments); and

. Taxable accounts such as savings accounts.

[CHART]
	TAX ACCOUNT	NON-QUALIFIED CONTRACT TAX -DEFERRED ANNUITY	TAX-DEFERRED ANNUITY
10 Years	$13,978	$14,716	$19,621
20 Years	$32,762	$36,499	$48,665
30 Years	$58,007	$68,743	$91,657

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax-deferred plan (shown above as "Taxable Account"); (2) contributing $100 to a nonqualified, tax-deferred annuity (shown above as "Nonqualified Contract Tax-Deferred Annuity"); and (3) contributing $100 per month ($133.33 since contributions are made before tax) to an annuity purchased under a tax-deferred retirement program (shown above as "Tax-Deferred Annuity"). The chart assumes a 25% tax rate and an 4% annual rate of return. Variable options incur separate account charges and may also incur account maintenance charges and surrender charges, depending on the contract. The chart does not reflect the deduction of any such charges, and, if reflected, would reduce the amounts shown. Federal withdrawal restrictions and a 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return for any specific investment.

Unlike taxable accounts, contributions made to tax-favored retirement programs and nonqualified Contracts generally provide tax-deferred treatment on earnings. In addition, pre-tax contributions made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program may increase the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax-deferred savings using a 25% federal tax bracket, an annual return (before the deduction of any fees or charges) of 4% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual return of 3% under a taxable program. The 4% return on the tax-deferred program will be reduced by the impact of income taxes upon withdrawal. The return will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees or charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment, regardless of which type of qualifying investment arrangement that is selected. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a taxable account:

Paycheck Comparison
	Tax-Favored Retirement Program	Taxable Account
Annual amount available for savings before federal taxes	$2,400	$2,400
Current federal income tax due on Purchase Payments	0	$ (600)
Net retirement plan Purchase Payments	$2,400	$1,800

This chart assumes a 25% federal income tax rate. The $600 that is paid toward current federal income taxes reduces the actual amount saved in the taxable account to $1,800 while the full $2,400 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,400, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a taxable account requires the full $2,400 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under section 403(b) of the Code, which allows Contract Owners to exclude contributions (within limits) from gross income. This chart is an example only and does not reflect the return of any specific investment.

Legal Proceedings

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The Separate Account has been named as a party-defendant in a purported class action lawsuit filed in the United States District Court for the District of Arizona in December 2009 (John Hall and Brenda Hall, et al. v. The Variable Annuity Life Insurance Company et al.). There are no other pending legal proceedings affecting the Separate Account. The Company and its subsidiaries are parties to various kinds of litigation incidental to their respective business operations. In management's opinion and at this time, these matters are not material in relation to the financial position of the Company.

Financial Statements

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Financial statements of VALIC and the Separate Account are included in the SAI. For additional information about the Contracts, you may request a copy of the SAI. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, located at 2929 Allen Parkway, Houston, Texas, 77019 or call us at 1-800-448-2542.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549-0506.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

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Illustration of Surrender Charge on a 10% Partial

APPENDIX TO THE PROSPECTUS -- INCOMELOCK WITHDRAWAL EXAMPLES

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The following examples demonstrate the operation of the IncomeLOCK feature, given specific assumptions for each example:

Example 1

. You elect IncomeLOCK at Contract issue and you invest a single Purchase Payment of $100,000

. You make no additional Purchase Payments

. You make no withdrawals before the 1st Benefit Anniversary

. On your 1st Benefit Anniversary, your Account Value is $105,000

Your initial Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first Benefit Anniversary, your Benefit Base is equal to the greater of your current Benefit Base ($100,000), or your Account Value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first Benefit Anniversary is 5% of the Benefit Base (5% x $105,000 = $5,250). The Minimum Withdrawal Period is equal to the Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000 divided by $5,250). Therefore, as of your 1st Benefit Anniversary, you may take $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years. However, if the first withdrawal occurs on or after the Benefit Anniversary following the older owner's 65th birthday and no withdrawal ever exceeds 5% of each year's Benefit Base, then all such withdrawals are guaranteed for the lifetime of the older owner and the Minimum Withdrawal Period does not apply unless lifetime withdrawals are terminated.

Example 2

. You elect IncomeLOCK at Contract issue and you invest a single Purchase Payment of $100,000

. You make no additional Purchase Payments

. You make no withdrawals before the 5th Benefit Anniversary

. Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

---------------- ------------------ -----------------

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

On your 5th Benefit Anniversary, your Account Value is $120,000, and your Benefit Base is stepped-up to $120,000. If you were to start taking withdrawals after this anniversary date, your Maximum Annual Withdrawal Amount would be 7% of the Benefit Base (7% x $120,000 = $8,400). The Minimum Withdrawal Period is equal to the Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000 divided by $8,400). Therefore, as of your 5th Benefit Anniversary, you may take $120,000 in withdrawals of up to $8,400 annually over a minimum of 14.28 years.

Example 3 -- The impact of withdrawals that are less than or equal to the Maximum Annual Withdrawal Amount

. You elect IncomeLOCK at Contract issue and you invest a single Purchase Payment of $100,000

. You make no additional Purchase Payments

. You make no withdrawals before the 5th Benefit anniversary

. Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

---------------- ------------------ ----------------

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

During your 6th Benefit Anniversary, after your 5th Benefit anniversary, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500) on your next Benefit Anniversary. Your new Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new Benefit Base divided by your current Maximum Annual Withdrawal Amount ($115,500 divided by $8,400). Therefore, following this first withdrawal of $4,500, you may take annual withdrawals of up to $8,400 over the next 13 years, and $6,300 in the 14th (last) Benefit Year.

Example 4 -- The impact of withdrawals that are in excess of the maximum annual withdrawal amount

. You elect IncomeLOCK and you invest a single Purchase Payment of $100,000

. You make no additional Purchase Payments

. You make no withdrawals before the 5th Benefit anniversary

. Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

---------------- ------------------ -----------------

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

Assume that during your 6th Benefit Year, after your 5th Benefit Anniversary, you make a withdrawal of $11,688 and your Account Value at your next Benefit Anniversary is $118,000. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an excess withdrawal. In this case, the amount of the excess withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,688 - $8,400), or $3,288. On your next Benefit Anniversary, we first process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400 from the Account Value and the Benefit Base. Your Account Value after this portion of the withdrawal is $109,600 ($118,000 - $8,400). Your Benefit Base after this portion of your withdrawal is $111,600 ($120,000 - $8,400). Next, we recalculate your Benefit Base by taking the lesser of two calculations. For the first calculation, we deduct the amount of the Excess Withdrawal from the

Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we reduce the Benefit Base by the proportion by which the Account Value was reduced by the Excess Withdrawal. This is accomplished by taking the Benefit Base on the prior Benefit Anniversary ($120,000) less the portion of your withdrawal that is not the Excess Withdrawal ($8,400) and multiplying this result ($111,600) by 1 minus the Excess Withdrawal ($3,288) divided by the sum of the Account Value on the Benefit Anniversary ($118,000) and the Excess Withdrawal ($3,288) or ($118,000 + $3,288 = $121,288). This calculation equals $108,576 [$111,600 x (1 - $3,288/$121,288) or $111,600 x 97.29%, which equals $108,576]. Your Benefit Base is $108,312, which is the lesser of these two calculations. The Minimum Withdrawal Period following the excess withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your new Maximum Annual Withdrawal Amount following the excess withdrawal is your Benefit Base divided by your Minimum Withdrawal Period ($108,312 divided by 13.28), which equals $8,156.02.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

UNITS OF INTEREST UNDER INDIVIDUAL

FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

RETIREMENT TBD

STATEMENT OF ADDITIONAL INFORMATION

FORM N-4 PART B

[ DATE ]

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for Retirement TBD dated [ date ] ("Contracts") and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing The Variable Annuity Life Insurance Company (the "Company"), at VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105; 1-800-448-2542. Prospectuses are also available on the internet at www.valic.com.

GENERAL INFORMATION

Flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this SAI relates.

Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to minimum payment requirements under the Contract.

The Contracts are non-participating and will not share in any of the profits of the Company.

FEDERAL TAX MATTERS

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances.

This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and at death.

It is the opinion of VALIC and its tax counsel that a Qualified Contract described in section 401(f), 403(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. In 1999, the Internal Revenue Service ("IRS") confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code section 817(h)) which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

For nonqualified Contracts, not all Variable Account Options are available within your contract. Variable Account Options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts generally are not offered under nonqualified Contracts. Investment earnings on contributions to nonqualified Contracts that are not owned by natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts as agents for an individual).

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") increases the amount of allowable contributions to and expands the range of eligible tax-free rollover distributions that may be made among Qualified Contracts. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. However, these changes were made permanent by the Pension Protection Act of 2006 ("PPA"). Furthermore, the laws of some states do not recognize all of the benefits of EGTRRA for purposes of applying state income tax laws.

Tax Consequences of Purchase Payments

403(b) Annuities. Purchase Payments made by section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed several competing tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions. The exclusion, however, does not apply to Roth 403(b) contributions, which are made on an after-tax basis, however the contribution limits apply to such contributions. Roth 403(b) contributions will be referred to as elective deferrals, along with voluntary salary reduction contributions.

For 2010, your elective deferrals are generally limited to $16,500, although additional "catch-up" contributions are permitted under certain circumstances. Combined employer contributions, nonelective employee contributions and elective deferrals are generally limited to $49,000, or up to 100% of "includible compensation" as defined in the Code for 403(b) plans. In addition, after 1988, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

408(b) Individual Retirement Annuities ("408(b) IRAs" or "Traditional IRAs"). For 2010, annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $5,000 or 100% of compensation ($6,000 if you are age 50 or older), and generally fully deductible in 2010 only by individuals who:

(i) are not active Contract Owners in another retirement plan, and are not married;

(ii) are not active Contract Owners in another retirement plan, are married, and either (a) the spouse is not an active Contract Owner in another retirement plan, or (b) the spouse is an active Contract Owner, but the couple's adjusted gross income is less than $167,000;

(iii) are active Contract Owners in another retirement plan, are unmarried, and have adjusted gross income of less than $56,000 ; or

(iv) are active Contract Owners in another retirement plan, are married, and have adjusted gross income of less than $89,000 .

Active Contract Owners in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a non-working spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses' Contracts cannot exceed the lesser of $10,000 or 100% of the working spouse's earned income, and no more than $5,000 may be contributed to either spouse's IRA for any year. The $10,000 limit increases to $12,000 if both spouses are age 50 or older ($1,000 for each spouse age 50 or older).

You may be eligible to make nondeductible IRA contributions of an amount equal to the excess of:

(i) the lesser of $5,000 ($6,000 if you are age 50 or older; $10,000 for you and your spouse's IRAs, or $12,000 if you are both age 50 or older) or 100% of compensation, over

(ii) your applicable IRA deduction limit.

You may also make contributions of eligible rollover amounts from other tax-qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.

408A Roth Individual Retirement Annuities ("408A Roth IRAs" or "Roth IRAs"). For 2010, annual nondeductible contributions for 408A Roth IRA Contracts are limited to the lesser of $5,000 or 100% of compensation ($6,000 if you are age 50 or older), and a full contribution may be made only by individuals who:

(i) are unmarried and have adjusted gross income of less than $105,000; or

(ii) are married and filing jointly, and have adjusted gross income of less than $167,000

The available nondeductible 408A Roth IRA contribution is reduced proportionately to zero where modified AGI is between $167,000 and $177,000 for those who are married filing joint returns. No contribution may be made for those with modified AGI over $177,000. Similarly, the contribution is reduced for those who are single with modified AGI between $105,000 and $120,000, with no contribution for singles with modified AGI over $120,000. Similarly, individuals who are married and filing separate returns and whose modified AGI is over $10,000 may not make a contribution to a Roth IRA; a portion may be contributed for modified AGI between $0 and $10,000.

All contributions to 408(b) traditional IRAs and 408A Roth IRAs must be aggregated for purposes of the annual contribution limit.

Simplified Employee Pension Plan ("SEP"). Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percent of participating employees' compensation. Employer contributions are excludable from employees' taxable income. For 2010, the employer may contribute up to 25% of your compensation or $49,000, whichever is less. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions.

Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pretax, on a salary reduction basis, to the SEP. In 1998 and 1999, these salary reductions were not permitted to exceed $10,000 per year. The limit for 2000 and 2001 was $10,500, $11,000 in 2002, and $12,000 for 2003. This limit increased $1,000 each year until it reached $15,000 in 2006 and is now indexed and may be increased in future years in $500 increments. In 2010, the limit is $16,500. Such plans if established by December 31, 1996, may still allow employees to make these contributions. Additionally, you may be able to make higher contributions if you are age 50 or older, subject to certain conditions.

SIMPLE IRA. Employer and employee contributions under a SIMPLE IRA Plan are made to a separate individual retirement account or annuity for each employee. For 2010, employee salary reduction contributions cannot exceed $11,5000. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions. Employer contributions must be in the form of matching contribution or a nonelective contribution of a percentage of compensation as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.

Nonqualified Contracts. Purchase Payments made under nonqualified Contracts, whether under an employer-sponsored plan or arrangement or independent of any such plan or arrangement, are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Purchase Unit value of a nonqualified Contract resulting from the investment performance of VALIC Separate Account A is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons (except for trusts or other entities as agent for an individual) however, are currently taxable on any increase in the Purchase Unit value attributable to Purchase Payments made after February 28, 1986 to such Contracts.

Tax Consequences of Distributions

403(b) Annuities. Elective deferrals (including salary reduction amounts and Roth 403(b) contributions) accumulated after December 31, 1988, and earnings on such contributions, may not be distributed before one of the following:

(1) attainment of age 59 1/2;

(2) severance from employment;

(3) death;

(4) disability, or

(5) hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than certain rollover contributions, except that pre-1989 earnings included in such amounts generally will not be eligible for a hardship distribution.

As a general rule, distributions are taxed as ordinary income to the recipient in accordance with Code section 72. However, three important exceptions to this general rule are:

  distributions of Roth 403(b) contributions;

  qualified distributions of earnings on Roth 403(b) contributions and,

  other after-tax amounts in the Contract.

Distributions of Roth 403(b) contributions are tax-free. Distributions of earnings on Roth 403(b) contributions are "qualified", if made upon attainment of age 59 1/2, upon death or disability, are tax-free as long as five or more years have passed since the first contribution to the Roth account or any Roth account under the employer's Plan. Distribution of earnings that are non-qualified are taxed in the same manner as pre-tax contributions and earnings under the Plan. Distributions of other after-tax amounts in the Contract are tax-free.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from a Traditional IRA to a Roth IRA, and conversions of a Traditional IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. The taxable value of such a conversion may take into account the value of certain benefits under the Contract. Prior to 2010, individuals with adjusted gross income over $100,000 were generally ineligible for such conversions, regardless of marital status, as were married individuals who file separately. Beginning in 2010, such conversions are available without regard to income.

408A Roth IRAs. "Qualified" distributions upon attainment of age 59 1/2, upon death or disability or for first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer's first 408A Roth IRA. Qualified distributions may be subject to state income tax in some states. Nonqualified distributions are generally taxable to the extent that the distribution exceeds Purchase Payments.

Nonqualified Contracts. Partial redemptions from a nonqualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a nonqualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a nonqualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from VALIC (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, individuals generally are entitled to deduct the unrecovered amount on their final tax return.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers which are federal tax-free. The Heroes Earnings Assistance and Relief Tax Act of 2008 expanded the reservist provision to include all individuals called up to active duty since September 11, 2001.

Special Tax Consequences - Early Distribution

403(b) Annuities, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. The taxable portion of distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1) death;

(2) disability;

(3) separation from service after a Contract Owner reaches age 55 (only applies to 403(b), 401(a)/(k), 403(a));

(4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Contract Owner (or the Contract Owner and Beneficiary) for a period that lasts the later of five years or until the Contract Owner attains age 59 1/2, and distributions that do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the Plan may be subject to a 25% penalty, rather than a 10% penalty.

Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from this penalty tax:

  distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;

  distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and

  distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

408A Roth IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax on amounts included in income as other IRAs. Distributions of rollover or conversion contributions may be subject to an additional 10% penalty tax if the distribution of those contributions is made within five years of the rollover/conversion.

Nonqualified Contracts. A 10% penalty tax applies to the taxable portion of a distribution received before age 59 1/2 under a nonqualified Contract, unless the distribution is:

(1) to a Beneficiary on or after the Contract Owner's death;

(2) upon the Contract Owner's disability;

(3) part of a series of substantially equal annuity payments for the life or life expectancy of the Contract Owner, or the lives or joint life expectancy of the Contract Owner and Beneficiary for a period lasting the later of 5 years or until the Contract Owner attains age 59 1/2;

(4) made under an immediate annuity contract, or

(5) allocable to Purchase Payments made before August 14, 1982.

Special Tax Consequences - Required Distributions

403(b) Annuities. Generally, minimum required distributions are required from both pre-tax and Roth amounts accumulated under the Contract and must commence no later than April 1 of the calendar year following the later of the calendar year in which the Contract Owner attains age 70 1/2 or the calendar year in which the Contract Owner retires. Required distributions must be made over a period no longer than the period determined under The IRS' Uniform Life Expectancy Table reflecting the joint life expectancy of the Contract Owner and a Beneficiary 10 years younger than the Contract Owner, or if the Contract Owner's spouse is the sole Beneficiary and is more than 10 years younger than the Contract Owner, their joint life expectancy. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year. However, The Worker, Retiree, and Employer Recovery Act of 2008, suspended the 2009 minimum distribution requirement from most eligible retirement plans. We are not aware of any subsequent suspension for 2010 or later years.

Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

(i) must begin to be paid when the Contract Owner attains age 75 or retires, whichever is later; and

(ii) the present value of payments expected to be made over the life of the Contract Owner, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Contract Owner's spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of section 403(b)(10).

At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin by December 31st of the year following the year of death and be paid over the single life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must be made over a period no longer than the designated Beneficiary's life expectancy. Exceptions to this rule may apply in the case of a beneficiary who is also the Contract Owner's spouse.

A Contract Owner generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides. If you purchase the Contract with, or subsequently add, the IncomeLock or other enhanced benefit option, the calculation of the required minimum distribution will include the value of the IncomeLock living benefit or other enhanced benefit and may increase the amount of the required minimum distribution.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:

(1) there is no exception for pre-1987 amounts; and

(2) there is no available postponement past April 1 of the calendar year following the calendar year in which age 70 1/2 is attained.

A Contract Owner generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

408A Roth IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a)/(k) and 403(a) qualified plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A Roth IRAs during the Contract Owner's lifetime, but generally do apply at the Contract Owner's death.

A Beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner's lifetime, and generally do not limit the duration of annuity payments.

At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed. An exception to this rule may apply in the case of a beneficiary who is also the Contract Owner's spouse.

Tax-Free Rollovers, Transfers and Exchanges (Please see the EGTRRA information above)

403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts and, with the exception of distributions to and from Roth 403(b) accounts, tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs, 401(a)/403(a) qualified plans and governmental EDCPs are permitted under certain circumstances. Funds in a 403(b) annuity contract may be rolled directly over to a Roth IRA. Distributions from Roth 403(b) accounts may be rolled over or transferred to another Roth 403(b) account or rolled over to a Roth IRA or a Roth 401(k). Roth 403(b) accounts may only receive rollover contributions from other Roth accounts.

408(b) Traditional IRAs and SEPs. Funds may be rolled over tax-free to or from a 408(b) IRA Contract, from a 403(b) program, a 401(a) or 403(a)/(k) qualified plan, or a governmental EDCP under certain conditions. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any 12-month period.

408A Roth IRAs. Funds may be transferred tax-free from one 408A Roth IRA to another. Funds in a 408(b) IRA or eligible retirement plan (401(a)/(k), 403(b) or governmental 457(b)) may be rolled in a taxable transaction to a 408A Roth IRA by individuals who:

(i) have adjusted gross income of $100,000 or less, whether single or married filing jointly;

(ii) are not married filing separately.

Special, complicated rules governing holding periods, avoidance of the 10% penalty tax and ratable recognition of 1998 income also apply to rollovers from 408(b) IRAs to 408A Roth IRAs, and may be subject to further modification by Congress. Rollovers from pre-tax retirement plans into Roth IRA made in 2010 are also subject to ratable recognition of income in 2011 and 2012 in the absence of a contrary election by the taxpayer. You should consult your tax advisor regarding the application of these rules.

408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.

Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.

CALCULATION OF SURRENDER CHARGE

The surrender charge is discussed in the prospectus under "Fees and Charges - Surrender Charge." Examples of calculation of the Surrender Charge upon total and partial surrender are set forth below:

Illustration of Surrender Charge on Total Surrender

Example 1.

Transaction History

Date	Transaction	Amount
10/1/94	Purchase Payment	$ 10,000
10/1/95	Purchase Payment	5,000
10/1/96	Purchase Payment	15,000
10/1/97	Purchase Payment	2,000
10/1/98	Purchase Payment	3,000
10/1/99	Purchase Payment	4,000
12/31/99	Total Purchase Payments (Assumes
	Account Value is $50,000)	39,000
12/31/99	Total Surrender

Surrender Charge is lesser of (a) or (b):

a.	Surrender Charge calculated on 60 months of Purchase Payments
	1.	Surrender Charge against Purchase Payment of 10/1/94	$ 0
	2.	Surrender Charge against Purchase Payment of 10/1/95	$ 250
	3.	Surrender Charge against Purchase Payment of 10/1/96	$ 750
	4.	Surrender Charge against Purchase Payment of 10/1/97	$ 100
	5.	Surrender Charge against Purchase Payment of 10/1/98	$ 150
	6.	Surrender Charge against Purchase Payment of 10/1/99	$ 200
	Surrender Charge based on Purchase Payments (1 + 2 + 3 + 4 + 5 + 6)		$ 1,450

b.	Surrender Charge calculated on the excess over 10% of the Account Value at the time of surrender:
	Account Value at time of surrender	$ 50,000
	Less 10% not subject to Surrender Charge	- 5,000
	Subject to Surrender Charge	45,000
x .05
	Surrender Charge based on Account Value	$ 2,250	$ 2,250

c.	Surrender Charge is the lesser of a or b		$ 1,450

Illustration of Surrender Charge on a 10% Partial Surrender Followed by a Full Surrender

Example 2.

Transaction History (Assumes No Interest Earned)

Date	Transaction	Amount
10/1/94	Purchase Payment	$ 10,000
10/1/95	Purchase Payment	5,000
10/1/96	Purchase Payment	15,000
10/1/97	Purchase Payment	2,000
10/1/98	Purchase Payment	3,000
10/1/99	Purchase Payment	4,000
12/31/99	10% Partial Surrender (Assumes	3,900
	Account Value is $39,000)
2/1/00	Full Surrender	35,100

a. Since this is the first partial surrender in this Contract Year, calculate the excess over 10% of the value of the Purchase Units 10% of $39,000 = $3,900 [no charge on this 10% withdrawal]

b. The Account Value upon which Surrender Charge on the Full Surrender may be calculated (levied) is $39,000 - $3,900 = $35,100

c. The Surrender Charge calculated on the Account Value withdrawn $35,100 x .05 = $1,755

d. Since only $29,000 has been paid in Purchase Payments in the 60 months prior to the Full Surrender, the charge can only be calculated on $29,000. The $3,900 partial withdrawal does not reduce this amount. Thus, the charge is $29,000 x (0.05) = $1,450.

PURCHASE UNIT VALUE

Purchase Unit value is discussed in the prospectus under "Purchase Period." The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:
Gross Investment Rate
=	(equals) The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
(divided by) The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. Eastern time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:
Net Investment Rate
=	(equals) Gross Investment Rate (calculated in Step 1)
-	(minus) Separate Account charges.

Step 3: Determine Purchase Unit Value for that day.
Purchase Unit Value for that day.
=	(equals) Purchase Unit Value for immediate preceding day.
x	(multiplied by) Net Investment Rate (as calculated in Step 2) plus 1.00.

The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):

Illustration of Calculation of Purchase Unit Value

Example 3.

1. Purchase Unit value, beginning of period	$ 1.800000
2. Value of Fund share, beginning of period	$ 21.200000
3. Change in value of Fund share	$ .500000
4. Gross investment return (3)PLUS(2)	.023585
5. Daily separate account fee*	.000027
*Fee of 1% per annum used for illustrative purposes. 6. Net investment return (4)-(5)	.023558
7. Net investment factor 1.000000+(6)	1.023558
8. Purchase Unit value, end of period (1)x(7)	$ 1.842404

Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)

Example 4.

1. First Periodic Purchase Payment	$ 100.00
2. Purchase Unit value on effective date of purchase (see Example 3)	$ 1.800000
3. Number of Purchase Units purchased (1)PLUS(2)	55.556
4. Purchase Unit value for valuation date following purchase (see Example 3)	$ 1.842404
5. Value of Purchase Units in account for valuation date following purchase (3)x(4)	$ 102.36

PAYOUT PAYMENTS

Assumed Investment Rate

The discussion concerning the amount of Payout Payments which follows this section is based on an Assumed Investment Rate of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 4 1/2%, 5% or 6% per annum. (Note: an Assumed Investment Rate higher than 5% may not be selected under individual Contracts.) The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

Amount of Payout Payments

The amount of the first variable Payout Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Payout Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3 1/2%, 4% and 5% per annum.

The portion of the first monthly variable Payout Payment derived from a Division of VALIC Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

In any subsequent month, the dollar amount of the variable Payout Payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Payout Payment, less an adjustment to neutralize the 3 1/2% or other Assumed Investment Rate referred to above.

Therefore, the dollar amount of variable Payout Payments after the first year will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Payout Payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first Payout Payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

Each deferred Contract provides that, when fixed Payout Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

Payout Unit Value

The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

Illustration of Calculation of Payout Unit Value

Example 8.

1. Payout Unit value, beginning of period	$ .980000
2. Net investment factor for Period (see Example 3)	1.023558
3. Daily adjustment for 3 1/2% Assumed Investment Rate	.999906
4. (2)x(3)	1.023462
5. Payout Unit value, end of period (1)x(4)	$ 1.002993

Illustration of Payout Payments

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

1. Number of Purchase Units at Payout Date	10,000.00
2. Purchase Unit value (see Example 3)	$ 1.800000
3. Account Value of Contract (1)x(2)	$ 18,000.00
4. First monthly Payout Payment per $1,000 of Account Value	$ 5.63
5. First monthly Payout Payment (3)x(4) PLUS 1,000	$ 101.34
6. Payout Unit value (see Example 8)	$ .980000
7. Number of Payout Units (5)PLUS(6)	103.408
8. Assume Payout Unit value for second month equal to	$ .997000
9. Second monthly Payout Payment (7)x(8)	$ 103.10
10. Assume Payout Unit value for third month equal to	$ .953000
11. Third monthly Payout Payment (7)x(10)	$ 98.55

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the Financial Industry Regulatory Authority ("FINRA"). The principal underwriter for VALIC Separate Account A is American General Distributors, Inc. (the "Distributor"), an affiliate of VALIC. Distributor was formerly known as A.G. Distributors, Inc. In the States of Florida and Illinois, the Distributor is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc., respectively. The address of the Distributor is 2929 Allen Parkway, Houston, Texas 77019. The Distributor is a Delaware corporation and is a member of FINRA.

The licensed agents who sell the Contracts will be compensated for such sales by commissions ranging up to _____% of each Purchase Payment. Managers who supervise the agents will receive overriding commissions ranging up to ___% of Purchase Payments. These various commissions are paid by the Company and do not result in any charge to Contract Owners or to VALIC Separate Account A in addition to the charges described under "Fees and Charges" in the prospectus.

Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses.

EXPERTS

To be filed by amendment.

COMMENTS ON FINANCIAL STATEMENTS

To be filed by amendment.

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

(i) Audited Financial Statements - The Variable Annuity Life Insurance Company

To be filed by amendment

(ii) Audited Financial Statements - The Variable Annuity Life Insurance Company Separate Account A

To be filed by amendment

(b) Exhibits

1. Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A. (1)

1(b). Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company Board of Directors. (2)

2. Not Applicable.

3. Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and A. G. Distributors, Inc. (3)

4. Specimen Annuity Contract     To be filed by amendment.

5. Specimen Application     To be filed by amendment.

6(a). Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989. (1)

6(b). Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990 (1)

6(c). Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through August 3, 2006. (4)

7. Not Applicable.

8(a). (1) Participation Agreement between The Variable Annuity Life Insurance Company and Vanguard Group, Inc. (5)

(2) Amendment No. 1 to Participation Agreement between The Variable Annuity Life Insurance Company and The Vanguard Group, Inc., effective July 17, 1998. (6)

8(b)(i). Form of Participation Agreement between The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated November 7, 2000. (7)

8(b)(ii). Form of Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. (7)

8(c)(i). Form of Participation Agreement among The Variable Annuity Life Insurance Company, Forum Funds and Holland Capital Management LLC dated as of January 28, 2010. (8)

8(c)(ii). Form of Administrative Services Agreement between The Variable Annuity Life Insurance Company and Holland Capital Management, L.P. dated November 1, 2000. (7)

9. Opinion of Counsel and Consent of Depositor     To be filed by amendment.

10. Consent of Independent Registered Public Accounting Firm     To be filed by amendment.

11. Not Applicable.

12. Not Applicable.

13. Not Applicable.

14. Powers of Attorney - The Variable Annuity Life Insurance Company (Filed herewith)

15. Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions. (1)
  Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, Accession No. 0000950129-96-000265.
  Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003, Accession No. 0000899243-03-000987.
  Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 26, 2000, Accession No. 0000950129-00-001969.
  Incorporated by reference to Initial Form N-4 (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on October 11, 2006, Accession No. 0001193125-06-206012.
  Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 1997, Accession No. 0000950129-97-005374.
  Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 17, 1998, Accession No. 0000950129-98-005074.
  Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on June 28, 1996, Accession No. 0000950129-96-001391.
  Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 30, 2010, Accession No. 0001193125-10-101439.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR

Jay S. Wintrob* Director

Bruce R. Abrams Director, President and Chief Executive Officer

Michael J. Akers Director, Senior Vice President & Chief Actuary

Jim Coppedge Director, Senior Vice President & General Counsel

N. Scott Gillis** Director, Senior Vice President & Principal Financial Officer

Roger E. Hahn Director & Investment Officer

Sharla Jackson *** Director, Executive Vice President - Operations

Dean Miller **** Director

Shawn Duffy Executive Vice President

Greg Garvin Executive Vice President

Glenn Harris Executive Vice President

Leslie K. Bates Senior Vice President

Kurt W. Bernlohr Senior Vice President

Lillian Caliman Senior Vice President & Divisional Chief Information Officer

Craig S. Cheyne Senior Vice President

Evelyn Curran Senior Vice President

David H. den Boer Senior Vice President & Chief Compliance Officer

Laurel Ludden Senior Vice President

Joseph P. McKernan Senior Vice President - Information Technology

Thomas G. Norwood Senior Vice President - Broker/Dealer Operations

Brenda Simmons Senior Vice President

Bob Architect Vice President

Richard L. Bailey Vice President -Group Actuarial

David E. Ballard* Vice President

William B. Bartelloni Vice President

Mary C. Birmingham Vice President

Gregory Stephen Broer Vice President -Actuarial

Richard A. Combs Vice President -Actuarial

Neil J. Davidson Vice President -Actuarial

Robin Farris Vice President

Darlene Flagg Vice President - Case Development

Mark D. Foster Vice President -VFA Compensation

Daniel Fritz Vice President -Actuarial

David W. Hilbig Vice President - Education Services & Marketing Communications

Eric B. Holmes Vice President

Michael R. Hood Vice President

Jeffrey M. Hughes Vice President

Richard D. Jackson Vice President

Joanne M. Jarvis Vice President - Sales Planning & Reporting

Dave Jorgensen Vice President and Controller

Joan M. Keller Vice President - Client Service Processing

Ted G. Kennedy Vice President - Government Relations

Calvin King Vice President - North Houston CCC

John Malcolm Vice President

Lou McNeal Vice President

Michael M. Mead* Vice President

Rembert R. Owen, Jr. Vice President & Assistant Secretary

John N. Packs Vice President

William J. Rapp Vice President

Phillip W. Schraub Vice President

Cynthia S. Seeman Vice President

Cindy Short Vice President

Kathryn T. Smith Vice President

Stephen J. Stone Vice President

Katherine Stoner Vice President & Secretary

Richard Turner Vice President - Retirement Services Tax

Krien VerBerkmoes Vice President - Sales Compliance

Thomas M. Ward Vice President

Troy Fukumoto* Investment Officer

Thomas H. McMeekin**** Investment Officer

Locklan O. McNew Investment Officer

Russell Lessard Chief AML Officer

W. Larry Mask Real Estate Investment Officer & Assistant Secretary

Daniel R. Cricks Tax Officer

Tracey E. Harris Assistant Secretary

Debra L. Herzog Assistant Secretary

Paula G. Payne Assistant Secretary

Connie E. Pritchett*** Assistant Secretary

John Fleming Assistant Treasurer

Linda L. Pinney Assistant Treasurer

Robert C. Bauman Assistant Vice President

Paul Hoepfl Assistant Vice President

Joyce Bilski Administrative Officer

Kara R. Boling Administrative Officer

Sandra K. Breyman Administrative Officer

Fred Caldwell Administrative Officer

Mary Linda Crager Administrative Officer

Ginger Evans Administrative Officer

Debbie G. Fewell*** Administrative Officer

Tom Goodwin Administrative Officer

Wendy Green*** Administrative Officer

John Griggs Administrative Officer

Carolyn Gutierrez Administrative Officer

Freda Lee Administrative Officer

David Malleck*** Administrative Officer

Joella McPherson Administrative Officer

Steven Mueller Administrative Officer

Sheryl Reed Administrative Officer

Carolyn Roller*** Administrative Officer

Jennifer E. Sailors Administrative Officer

Brian Silver Administrative Officer

Diana Smirl*** Administrative Officer

* 1 SunAmerica Center, Los Angeles, California 90067-6022

** 21650 Oxnard Ave., Woodland Hills, California 91367

*** 205 E. 10th Avenue, Amarillo, Texas 79101

**** 70 Pine Street, New York, New York 10270

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in AIG's Form 10-K, SEC file number 001-08787, Accession No. 0001047469-10-001465, filed February 26, 2010, and is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

No contracts have been issued as of the date of this filing.

ITEM 28. INDEMNIFICATION

Set forth below is a summary of the general effect of applicable provisions of the Depositor's Bylaws regarding indemnification of, and advancement of legal expenses to, the Depositor's officers, directors and employees (collectively, "Indemnitees"). The Depositor shall indemnify any Indemnitee who was or is a named defendant or respondent or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (including any action by or in the right of the Depositor), or any appeal of such action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that the Indemnitee is or was a director, or officer or employee of the Depositor, or is or was serving at the request of the Depositor as a director, officer, partner, venturer, proprietor, trustee, employee, or similar functionary of another foreign or domestic corporation or nonprofit corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection with such action, suit or proceeding, if Indemnitee acted in good faith and in a manner he reasonably believed, (i) in the case of conduct in his official capacity as a director of the Depositor, to be in the best interests of the Depositor and (ii) in all other cases, to be not opposed to the best interests of the Depositor; and, with respect to any criminal action or proceeding, if Indemnitee had no reasonable cause to believe his conduct was unlawful; provided, however that in the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Depositor, the indemnity shall be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred in connection with such action, suit or proceeding; and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Depositor or liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity as a director or officer. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Depositor; and, with respect to any criminal action or proceeding, shall not create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

Where an Indemnitee of the Depositor or other person entitled to indemnity hereunder has been wholly successful, on the merits or otherwise, in defense of any such action, suit or proceeding, Indemnitee shall be indemnified against reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection therewith.

Any indemnification (unless otherwise ordered by a court of competent jurisdiction) shall be made by the Depositor only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who at the time of the vote have not been named as defendants or respondents in such action, suit or proceeding, or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in such action, suit or proceeding, or (iii) by special legal counsel selected by the Board of Directors (or a committee thereof) by vote in the manner set forth in subparagraphs (i) and (ii) immediately above or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the shareholders in a vote that excludes the shares held by any Indemnitee who is named as a defendant or respondent in such action, suit or proceeding.

Reasonable expenses incurred by an Indemnitee of the Depositor or other person entitled to indemnity hereunder, who was, is or is threatened to be made a named defendant or respondent in any such action, suit or proceeding described above may be paid by the Depositor in advance of the final disposition thereof upon (i) receipt of a written affirmation by the Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the Indemnitee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Depositor as authorized under this article and (ii) a determination that the facts then known to those making the determination would not preclude indemnification under this article.

Notwithstanding any other provision of this article, the Depositor may pay or reimburse expenses incurred by any Indemnitee of the Depositor or any other person entitled to indemnity hereunder in connection with his appearance as a witness or other participation in any action, suit or a proceeding described above at a time when he is not named defendant or respondent in such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event (a) that a claim for such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person; and (b) the Securities and Exchange Commission is still of the same opinion that the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit such cause to a court of appropriate jurisdiction, the question of whether such indemnification by the Depositor is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) American General Distributors, Inc. ("AGDI") acts as exclusive distributor and principal underwriter of the Registrant.

(b) Unless otherwise indicated, the principal business address of each individual listed below is 2929 Allen Parkway, Houston, Texas 77019:
Name and Principal Business Address	Position and Offices With Underwriter American General Distributors, Inc.
Kurt W. Bernlohr	Director, Chief Executive Officer and President
David H. den Boer	Director, Senior Vice President and Assistant Secretary
Katherine Stoner	Director and Secretary
Thomas G. Norwood	Executive Vice President
Thomas M. Ward	Vice President
Krien VerBerkmoes	Chief Compliance Officer
John Reiner	Chief Financial Officer and Treasurer
Paul Hoepfl	Assistant Treasurer
Louis V. McNeal	Assistant Treasurer
Daniel R. Cricks	Tax Officer
Debra L. Herzog	Assistant Secretary
Paula G. Payne	Assistant Secretary
Robert C. Bauman	Administrative Officer

(c) Not applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "Act") and the Rules promulgated thereunder will be in the physical possession of:

The Variable Annuity Life Insurance Company

Attn: Operations Administration

2929 Allen Parkway

Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the separate account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the contract owners, to the following undertakings:

1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

c. Additional Commitments

The Tax Reform Act of 1986 added to the Internal Revenue Code a new section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the prospectus or the Statement of Additional Information for contracts of this Registration Statement. The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Act if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

(1) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in any sales literature used in connection with the offer of the contract;

(3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by section 403(b)(11) to the attention of the potential participants;

(4) Obtain from each plan participant who purchases a section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by section 403(b)(11), and (2) the investment alternatives available under the employer's section 403(b) arrangement, to which the participant may elect to transfer his Account Value.

The Company has complied, and is complying, with the provisions of paragraphs (1)-(4) above.

The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of the contract to Program participants;

(c) instruct salespeople who solicit Program participants to purchase the contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

(d) obtain from each Program participant who purchases the contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the contracts issued in connection with the Florida ORP;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of contracts to eligible employees;

(c) instruct salespeople who solicit eligible employees to purchase the contracts specifically to bring the restrictions on redemption imposed by the division to the attention of the eligible employees;

(d) obtain from each participant in the Florida ORP who purchases a contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding: (i) of the restrictions on redemption imposed by the division, and (ii) that other investment alternatives are available under the Florida ORP, to which the participant may elect to transfer his or her Account Values.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

SIGNATURES

As required by The Securities Act of 1933 and The Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 5th day of November, 2010.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

(Registrant)

BY: THE VARIABLE ANNUITY LIFE INSURANCE

COMPANY

(On behalf of the Registrant and itself)

BY: /s/ KATHERINE STONER

Katherine Stoner

Vice President, Deputy General

Counsel and Secretary

As required by The Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Title Date

JAY S. WINTROB * Director November 5, 2010

Jay S. Wintrob

BRUCE R. ABRAMS * Director and Chief November 5, 2010

Bruce R. Abrams Executive Officer

MICHAEL J. AKERS * Director November 5, 2010

Michael J. Akers

JIM COPPEDGE * Director November 5, 2010

Jim Coppedge

N. SCOTT GILLIS * Director and Principal November 5, 2010

N. Scott Gillis Financial Officer

ROGER E. HAHN* Director and Investment Officer November 5, 2010

Roger E. Hahn

SHARLA A. JACKSON * Director November 5, 2010

Sharla A. Jackson

DEAN E. MILLER * Director November 5, 2010

Dean E. Miller

/s/ DAVID S. JORGENSEN Vice President November 5, 2010

David S. Jorgensen and Controller

(Principal Accounting Officer)

* /s/ KATHERINE STONER Attorney-In-Fact November 5, 2010

Katherine Stoner

Index of Exhibits

Exhibit No.

14 Powers of Attorney - The Variable Annuity Life Insurance Company